                                                      RULE NO. 424(b)(1)
                                                      REGISTRATION NO. 333-22701


                               15,407,910 SHARES
[LOGO]                      AMERICAN STORES COMPANY
                                 COMMON STOCK
                          (PAR VALUE $1.00 PER SHARE)
                                ---------------

  Of the 15,407,910 shares of Common Stock offered, 12,326,330 shares are being offered hereby in the United States and 3,081,580 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting".

  All of the shares of Common Stock offered are being sold by the Selling Stockholders named herein, other than shares, if any, sold in connection with the exercise by the Underwriters of the over-allotment options, which will be sold by the Company. The Selling Stockholders consist of members of the family of L.S. Skaggs, the former chairman and a current director of the Company, certain charitable trusts and foundations and certain trusts created for the benefit of members of the Skaggs family. The Offerings are conditioned upon the Company's repurchase of 12,222,222 shares of Common Stock from the Selling Stockholders at $45 per share, and all such transactions are expected to be consummated simultaneously. After the Offerings and the Repurchase, the Selling Stockholders will beneficially own an aggregate of less than one percent of the outstanding shares of Common Stock. See "Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares offered hereby, other than proceeds from the sale of shares, if any, sold in connection with the exercise by the Underwriters of the over-allotment options.

  The last reported sale price of the Common Stock, which is listed under the symbol "ASC" on the New York Stock Exchange, the Chicago Stock Exchange, the Pacific Stock Exchange and the Philadelphia Stock Exchange, was $43 per share on the New York Stock Exchange on April 2, 1997. See "Price Range of Common Stock and Dividend Policy".

                                ---------------

 THESE SECURITIES  HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
  AND  EXCHANGE  COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION  NOR  HAS
   THE  SECURITIES   AND  EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES
    COMMISSION  PASSED UPON THE ACCURACY  OR ADEQUACY OF THIS  PROSPECTUS.
      ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

                              INITIAL PUBLIC  UNDERWRITING   PROCEEDS TO SELLING
                              OFFERING PRICE DISCOUNT (1)(2)  STOCKHOLDERS (2)
                              -------------- --------------- -------------------
Per Share...................      $43.00          $1.50            $41.50
Total (3)...................   $662,540,130    $23,111,865      $639,428,265

-------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(2) The Company has agreed to reimburse the Selling Stockholders for the underwriting discount. In addition, estimated expenses of $675,000 are payable by the Company. See "Selling Stockholders--Selling Stockholders' Agreements".

(3) The Company has granted the U.S. Underwriters an option for 30 days to purchase up to an additional 1,848,949 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the International Underwriters a similar option with respect to an additional 462,237 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting discount, proceeds to Selling Stockholders and proceeds to Company will be $761,921,128, $26,578,644, $639,428,265 and $95,914,219,
    respectively. See "Underwriting".

                                ---------------

  Goldman, Sachs & Co. is acting as book running lead manager for the Offerings. Goldman, Sachs & Co. and J.P. Morgan & Co. are acting as joint lead managers. The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about April 8, 1997 against payment therefor in immediately available funds.
GOLDMAN, SACHS & CO.                                          J.P. MORGAN & CO.
                              Joint Lead Managers


DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION
                                MORGAN STANLEY & CO.
                                        INCORPORATED
                                                              SMITH BARNEY INC.
                                ---------------

                 The date of this Prospectus is April 2, 1997.

                [MAP DEPICTING STORE LOCATIONS, LOGOS OF STORE
                               OPERATING NAMES]

  CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                             AVAILABLE INFORMATION

  The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661, Suite 1400; and 7 World Trade Center, New York, New York 10048; or from the Commission's worldwide web site at http://www.sec.gov. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information are also available for inspection and copying at the offices of each of the following exchanges on which the Company's Common Stock is listed: The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; the Chicago Stock Exchange, Inc., 440 South LaSalle Street, Chicago, Illinois 60605; the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104; and the Philadelphia Stock Exchange, Inc., 1900 Market Street, Philadelphia, Pennsylvania 19103.

  The Company has filed with the Commission a Registration Statement (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is hereby made to such Registration Statement, including the exhibits filed as part thereof. The Registration Statement and the exhibits thereto may be inspected without charge at the office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies thereof may be obtained from the Commission at prescribed rates.

  CAUTIONARY NOTE: This Prospectus and certain of the documents incorporated herein by reference contain certain forward-looking statements about the future performance of the Company which are based on management's assumptions and beliefs in light of the information currently available to it. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: competitive practices and pricing in the food and drug industries generally and particularly in the Company's principal markets; the ability of the Company to implement the Company's Delta initiatives in accordance with the currently contemplated schedule and budget; changes in the financial markets which may affect the Company's cost of capital and the ability of the Company to access the public debt and equity markets to refinance indebtedness and fund the Company's capital expenditure program on satisfactory terms; supply or quality control problems with the Company's vendors; and changes in economic conditions which affect the buying patterns of the Company's customers.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by the Company (File No. 1-5392) with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended February 3, 1996, which incorporates by reference certain portions of (a) the Company's 1995 Annual Report to Stockholders and (b) the Company's proxy statement for the 1996 Annual Meeting of Stockholders;

    2. The Company's Quarterly Reports on Form 10-Q for each of the thirteen week periods ended May 4, 1996, August 3, 1996 and November 2, 1996;

    3. The Company's Current Reports on Form 8-K dated July 2, 1996, September 23, 1996, February 21, 1997 and April 1, 1997; and

    4. Amendment No. 5 to the Company's Registration Statement on Form 8-A, Commission File No. 1-5392, filed with the Commission on February 25, 1997, in which there is described the terms, rights and provisions applicable to the Company's Preferred Share Purchase Rights, and any similar report or amendment filed subsequently for the purpose of updating such description.

  All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement as modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to American Stores Company, 709 East South Temple, Salt Lake City, Utah 84102, P.O. Box 27447, Salt Lake City, Utah 84127-0447, Attention: Investor Relations (telephone: 801-539-0112).

                                  THE COMPANY

  American Stores Company is one of the nation's leading food and drug retailers with annual sales in its fiscal year ended February 1, 1997 of $18.7 billion. The Company is principally engaged in a single industry segment, the retail sale of food and drug merchandise. The Company's principal food operations are Acme Markets, Jewel Food Stores, Lucky Stores Northern California Division, Lucky Stores Southern California Division and Jewel Osco Southwest. The Company's drug stores operate under the Osco Drug and Sav-on names. As of February 1, 1997, the Company operated 1,695 stores in 27 states, including 166 combination stores which are jointly operated by the Company's food and drug store operations and are each counted as two separate stores. The Company's principal executive offices are located at 709 East South Temple, Salt Lake City, Utah 84102 (telephone: 801-539-0112). References to the "Company" in this Prospectus include American Stores Company and its subsidiaries unless the context otherwise requires.

  In 1993, the Company made a strategic decision to move from a holding company orientation to an operating company approach to take advantage of the size and strength of its operations. Key aspects of the Company's strategy and business strengths are:

STRONG MARKET POSITIONS

  The Company's food and drug store operations hold leading market positions, generally number one or two, in each of their core market areas. The Company works to maintain and expand its strong market positions by significantly investing in core market areas.

MAINTAIN A MODERN STORE BASE

  Over the last several years, the Company has significantly increased its capital spending to improve and expand its store base. Capital spending grew from $565 million in 1994 to $801 million in 1995, and to $1 billion in 1996. New and replacement stores are an increasingly important focus of the capital spending program, accounting for 34% of capital spending in 1994, 45% in 1995, and 57% in 1996, and are expected to account for over 50% of capital spending in 1997. The Company expects to continue to make significant investments in its store base. In 1997, the Company plans to spend approximately $1 billion for capital expenditures. The Company plans to open over 100 new and replacement stores (including 20 jointly operated combination stores which are each counted as two separate stores) and to remodel approximately 100 stores in 1997.

EMPHASIZE COMPETITIVE FORMATS

  The type and mix of store formats must keep pace with the constant changes in customers' needs and tastes. The Company believes that the success of individual food and drug stores is enhanced when they are paired together in a combination store that maintains the identity and full selection of each. The Company also believes that having both combination food and drug stores and stand-alone drug stores in the same market better enables it to meet customer needs. New stores currently being developed are combination food and drug stores of approximately 65,000 square feet and stand-alone drug stores of approximately 16,500 square feet. Currently, the Company operates 233 combination stores (including 166 combination stores jointly operated by the Company's food and drug operations) and plans to open an additional 32 combination stores in 1997 (including 20 jointly operated combination stores).

DELTA INITIATIVES

  Delta is a series of initiatives that is transforming the Company from seven regional, autonomous business units to a single centrally focused operating company. Delta seeks to build on the size of the Company and develop common business processes and systems to best manage growth for the future. Following completion of all of the Delta initiatives, the Company expects to be able to buy products and move them through the supply chain more quickly, efficiently and cost-effectively. The information gathered from the common systems and processes will also assist the Company's marketing and merchandising programs which are designed to enhance sales and margin growth.

                              RECENT DEVELOPMENTS

1996 FOURTH QUARTER AND FISCAL YEAR RESULTS

  On March 4, 1997, the Company announced 1996 fourth quarter earnings of $.85 per share before special charges compared to $.83 per share in the fourth quarter of 1995. The 1996 fourth quarter was 13 weeks compared to 14 weeks in the 1995 fourth quarter. On February 3, 1997, the Company announced special charges aggregating approximately $100 million pre-tax, or $.41 per share after-tax, taken in the fourth quarter of 1996. These charges related largely to a write off of the book value of existing assets related to the implementation of the Delta initiatives, including the consolidation of four general merchandise warehouses as well as the Company's administrative offices, which are currently in progress and are expected to be completed within the 1997 fiscal year. Reported fourth quarter 1996 earnings after the special charges were $.44 per share.

  Before the special charges, earnings were $2.38 per share in 1996 compared to $2.16 per share in 1995. Reported earnings after the special charges for the 1996 fiscal year were $1.97 per share. Fiscal year 1996 had 52 weeks while fiscal year 1995 had 53 weeks.

  Total sales in the fourth quarter were $4.9 billion, compared with $5.1 billion in the prior year. Sales for the quarter without the impact of the extra week in 1995 increased 3.6%. For the year, total sales were $18.7 billion, compared with $18.3 billion in the prior year. Comparable store sales were up 2.3% for the quarter and up 3.3% for the entire fiscal year.

  Operating profit in the fourth quarter of 1996 before special charges increased 5.1% to $265.2 million (5.4% of sales) compared with $252.3 million (5.0% of sales) in the prior year. Of the $100 million in special charges, special charges affecting operating profit were $25.5 million and were not reported as components of either food store operations or drug store operations. An additional $74.5 million of special charges were classified as other non-operating expense. For the year, operating profit before special charges increased 11.4% to $787.2 million (4.2% of sales) in 1996 compared with $706.8 million (3.9% of sales) in 1995. The LIFO charge for 1996 was $11.4 million compared to $12.8 million in 1995.

  Operating profit in the fourth quarter for the food store operations was 5.1% of sales compared with 4.6% of sales in the comparable period of the prior year. The higher operating profit percentage was attributable primarily to better product mix, lower product costs, benefits from centralized procurement and lower advertising expenses.

  Operating profit in the fourth quarter at the Company's drug store operations increased to 6.4% of sales from 6.1% of sales in the comparable period of the prior year. Lower operating expenses were achieved despite the added expense associated with more store openings when compared to 1995. A total of 45 drug stores were opened in the fourth quarter compared with 30 in the prior year fourth quarter.

  Interest expense increased to $46.1 million for the quarter from $42.1 million in the comparable period of the prior year due to increased debt levels. Outstanding debt totaled $2.7 billion, and the ratio of total debt to total capitalization was 51.4%, at the end of fiscal 1996, up from 48.8% at the end of fiscal 1995. The increase in debt is primarily attributable to the Company's capital expenditure program as well as stock repurchases made earlier in the year.

  Earnings before interest, income taxes, depreciation and amortization, LIFO charges, and special charges ("FIFO EBITDA") as a percent of sales was 7.4% in the fourth quarter compared with 6.7% in the comparable period of the prior year. For the year, total FIFO EBITDA was $1.2 billion before special charges or 6.6% of sales compared with $1.1 billion or 6.2% of sales in 1995.

  Capital expenditures totaled $324.6 million in the fourth quarter and $1.0 billion for the year. The Company anticipates total 1997 capital expenditures will also be approximately $1.0 billion.

  During the fourth quarter of 1996, the Company opened 58 new stores, completed 14 remodels and closed 24 stores. For the year, the Company opened or acquired 122 new stores, completed 94 remodels and closed 77 stores. Of the 122 total new stores for the year, 23 jointly operated food and drug combination stores are each counted as two stores. Total retail square footage increased by 3.8 percent for the year.

  In connection with the foregoing summary, reference is made to the Company's audited financial statements for the year ended February 1, 1997 included herein beginning on page F-1.

  In anticipation of the expiration of the 1992 Key Executive Stock Purchase Incentive Plan, the Board of Directors recently approved a new stock-based management incentive program. The new program will continue to link executive incentive compensation to stockholder return. The program involves the grant of market-priced stock options that would ordinarily begin to vest on the fifth anniversary of the grant date but which will vest on an accelerated basis in part if stock ownership requirements are satisfied and in part if the Company achieves annual performance goals. A total of approximately 1.8 million options were granted to 16 senior officers under the program on February 24, 1997, and a total of approximately 1.3 million options were granted to an additional 30 senior officers on March 27, 1997, in each case with an exercise price of $45 per share. The Compensation and Stock Option Committee intends to grant approximately 1.2 million additional options to the same 46 officers, and to grant approximately 2.2 million options to 113 other officers of the Company, if a new stock incentive plan is approved by the Company's stockholders at the 1997 annual stockholders' meeting.

                               ----------------

  The selected consolidated financial data set forth in the table below should be read in conjunction with the Company's consolidated financial statements and notes thereto included or incorporated by reference in this Prospectus. The selected consolidated financial data for the 14 and 13 weeks ended February 3, 1996 and February 1, 1997, respectively, have been derived from the Company's unaudited financial statements and contain all adjustments that are of a normal and recurring nature necessary to present fairly the financial position and results of operations for such periods. The selected consolidated financial data for the 53 weeks ended February 3, 1996 and the 52 weeks ended February 1, 1997 (other than the information under "Income Statement" which is derived from the Company's consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors) have been derived from the Company's unaudited financial statements.

                           14 WEEKS     13 WEEKS      53 WEEKS      52 WEEKS
                             ENDED        ENDED         ENDED         ENDED
                          FEBRUARY 3,  FEBRUARY 1,   FEBRUARY 3,   FEBRUARY 1,
                             1996        1997(1)        1996         1997(1)
                          -----------  -----------   -----------   -----------
                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                             AMOUNTS)
INCOME STATEMENT:
 Sales..................  $5,090,584   $4,909,673    $18,308,894   $18,678,129
 Cost of merchandise
  sold, including
  warehousing and
  transportation
  expenses(2)...........  (3,757,281)  (3,583,165)   (13,558,690)  (13,713,151)
                          ----------   ----------    -----------   -----------
 Gross profit...........   1,333,303    1,326,508      4,750,204     4,964,978
 Operating and
  administrative
  expenses(2)...........  (1,080,965)  (1,086,862)    (4,043,381)   (4,203,302)
                          ----------   ----------    -----------   -----------
 Operating profit.......     252,338      239,646        706,823       761,676
 Other income
  (expense):
 Interest expense.......     (42,065)     (46,067)      (159,545)     (171,558)
 Other income
  (expense), net........        (133)     (77,106)         3,638       (85,566)
                          ----------   ----------    -----------   -----------
 Total other income
  (expense).............     (42,198)    (123,173)      (155,907)     (257,124)
 Earnings before income
  taxes.................     210,140      116,473        550,916       504,552
 Federal and state
  income taxes..........     (88,596)     (52,378)      (234,107)     (217,331)
                          ----------   ----------    -----------   -----------
 Net Earnings...........  $  121,544   $   64,095    $   316,809   $   287,221
                          ==========   ==========    ===========   ===========
 Earnings per share.....  $      .83   $      .44    $      2.16   $      1.97
                          ==========   ==========    ===========   ===========
 Average common
  shares................     146,390      145,829        146,943       145,888
                          ==========   ==========    ===========   ===========
COMPARABLE STORE SALES:
 Eastern food
  operations............         3.9%        (0.5)%          1.5%          2.2%
 Western food
  operations............         0.1%         2.0%          (0.8)%         2.4%(3)
 Food store
  operations............         1.8%         0.9%           0.3%          2.3%(3)
 Drug store
  operations............         4.2%         5.9%           4.8%          5.8%
                          ----------   ----------    -----------   -----------
   Total................         2.5%         2.3%           1.4%          3.3%(3)
                          ==========   ==========    ===========   ===========
SALES:
 Food store
  operations............  $3,643,342   $3,442,868    $13,301,742   $13,420,395
 Drug store
  operations............   1,443,570    1,457,902      4,995,389     5,227,308
 Other..................       3,672        8,903         11,763        30,426
                          ----------   ----------    -----------   -----------
   Total sales..........  $5,090,584   $4,909,673    $18,308,894   $18,678,129
                          ==========   ==========    ===========   ===========
OPERATING PROFIT:
 Food store
  operations............  $  168,434   $  177,250    $   542,936   $   608,286
 Drug store
  operations............      87,666       93,201        245,440       259,924
 LIFO...................      11,194       10,592        (12,806)      (11,408)
 Purchase accounting
  amortization..........     (18,992)     (19,758)       (76,877)      (78,654)
 Other..................       4,036        3,880          8,130         9,047
 Special charges........           0      (25,519)             0       (25,519)
                          ----------   ----------    -----------   -----------
   Total operating
    profit..............  $  252,338   $  239,646    $   706,823   $   761,676
                          ==========   ==========    ===========   ===========
OTHER STATISTICS DURING
 THE PERIOD:
 Stores opened..........          42           58             92           122
 Stored closed..........          17           24             39            77
OTHER STATISTICS AT YEAR
 END:
 Total stores...........                                   1,650         1,695
 Total retail square
  footage (in
  millions).............                                    32.5          33.8
 Square footage
  increase..............                                     4.3%          3.8%

--------
(1) Includes special charges of $100.0 million, pre-tax ($.41 per share, after tax) included in cost of merchandise sold ($10.0 million), operating and administrative expenses ($15.5 million) and other income (expense) ($74.5 million). Earnings per share before the special charges were $.85 and $2.38 for the quarter and fiscal year, respectively.
(2) Beginning with the first quarter of 1996, advertising expense is classified as cost of merchandise sold, rather than operating expense. Prior periods have been reclassified to conform to the new presentation.
(3) Excluding the estimated impact of the Lucky Stores Northern California Division nine-day labor dispute in the first quarter of 1995, the increase in western food operations, food store operations and total comparable store sales for the 52 weeks ended February 1, 1997 would have been 1.9%, 2.0% and 3.0%, respectively.

SELLING STOCKHOLDERS' AGREEMENTS

  On February 20, 1997, the Company entered into agreements with the family of L.S. Skaggs, a director and former Chairman of the Board of the Company, certain charitable trusts and foundations and certain trusts created for the benefit of members of the Skaggs family (collectively, the "Selling Stockholders") for the repurchase (the "Repurchase") by the Company from the Selling Stockholders of 12,222,222 shares of Common Stock for $45 per share, the closing price of the Common Stock on the New York Stock Exchange on such date. The Offerings are conditioned upon the Repurchase and all such transactions are expected to be consummated simultaneously. See "Selling Stockholders--Selling Stockholders' Agreements".

FINANCING PLANS

  On March 28, 1997, the Company increased the capacity of its existing revolving credit facility (the "Credit Facility") from $1 billion to $2 billion, which includes a $1.5 billion five-year revolving credit facility and a $500 million 364-day revolving credit facility (the "Amended Credit Facilities").

  The Company intends to finance the $550 million Repurchase initially through the Amended Credit Facilities. Subject to market conditions, the Company intends to refinance the indebtedness incurred in connection with the Repurchase through public equity and/or debt issuances over the next six to twelve months. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. There can be no assurance that the Company will be able to complete such refinancings successfully. If unable to do so, the Company may be required to adopt one or more alternatives such as reducing or delaying its capital expenditures or selling assets.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock is traded on the New York Stock Exchange, the Chicago Stock Exchange, the Pacific Stock Exchange and the Philadelphia Stock Exchange under the symbol "ASC". The following table sets forth the high and low reported sales prices for the Common Stock for the fiscal periods indicated as reported on the New York Stock Exchange Composite Tape.

                                                                 HIGH     LOW
                                                                ------- -------
     1995
       First Quarter........................................... $26 1/8 $23 1/4
       Second Quarter..........................................  29 3/4  24 3/4
       Third Quarter...........................................  30 3/4  28 1/8
       Fourth Quarter..........................................  30 3/4  24 7/8
     1996
       First Quarter........................................... $34 1/4 $25 3/8
       Second Quarter..........................................  41 1/4  32
       Third Quarter...........................................  42 3/4  37 1/2
       Fourth Quarter..........................................  45 3/8  38 3/8
     1997
       First Quarter (through April 2, 1997)................... $45 7/8 $41 5/8

  See the cover page of this Prospectus for a recent sales price for the Common Stock on the New York Stock Exchange.

  The Company currently pays regular quarterly cash dividends and, while future dividends will be subject to the discretion of the Company's Board of Directors, the Board of Directors currently intends to continue this policy. Future dividends will depend upon the Company's results of operations, financial condition, capital expenditure program and debt repayment requirements and other factors, some of which are beyond the Company's control. There can be no assurance as to whether or when the Company's Board of Directors will change the current policy regarding dividends.

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the Offerings, other than proceeds from the sale of shares, if any, sold in connection with the exercise by the Underwriters of the over-allotment options. If the over-allotment options are exercised, the Company intends to use the net proceeds from such sale to repay short-term debt under the Company's bank credit lines or the Amended Credit Facilities. The amount of outstanding debt borrowed directly under the Credit Facility, at a weighted average interest rate of 5.6%, was $957 million at February 1, 1997, of which $123 million was owed to Morgan Guaranty Trust Company of New York, the agent bank under the Credit Facility and the Amended Credit Facilities. The Company intends to incur additional indebtedness under the Amended Credit Facilities in connection with the Repurchase. In addition, the Company had $100 million outstanding at February 1, 1997 under a 364-day credit line with Morgan Guaranty Trust Company of New York, at an interest rate of 5.7%. Morgan Guaranty Trust Company of New York, a wholly-owned subsidiary of J.P. Morgan & Co. Incorporated, is an affiliate of each of J.P. Morgan Securities Inc., a manager of the U.S. Offering, and J.P. Morgan Securities Ltd., a manager of the International Offering. See "Underwriting".

                                CAPITALIZATION

  The following table sets forth the unaudited capitalization of the Company as of February 1, 1997, and pro forma to give effect to the Repurchase and the borrowings under the Amended Credit Facilities to finance the Repurchase. The Company will not receive any of the proceeds from the sale of the shares of Common Stock in the Offerings (other than proceeds from the sale of shares, if any, sold in connection with the exercise by the Underwriters of the over-allotment options).

                                                            FEBRUARY 1, 1997
                                                           --------------------
                                                           ACTUAL  PRO FORMA(1)
                                                           ------  ------------
                                                               (UNAUDITED)
                                                              (IN MILLIONS)
Current maturities of long-term debt...................... $   57     $   57
Current obligations under capital leases..................      9          9
Long-term debt, less current maturities:
  Credit facilities and bank lines of credit(2)...........  1,140      1,690
  Other unsecured senior debt.............................  1,346      1,346
  Debt secured by real estate.............................     71         71
  Capital leases..........................................     56         56
                                                           ------     ------
    Total debt............................................  2,679      3,229
Shareholders' equity:
  Common Stock, par value $1.00; 325,000,000 shares
   authorized; 149,889,236 shares issued..................    150        150
  Additional paid-in capital..............................    362        362
  Retained earnings.......................................  2,137      2,137
  Less cost of treasury stock (3,974,595 shares as of
   February 1, 1997; 16,196,817 shares as adjusted).......   (114)      (664)
                                                           ------     ------
    Total shareholders' equity............................  2,535      1,985
                                                           ------     ------
      Total capitalization................................ $5,214     $5,214
                                                           ======     ======
    Total debt to total capitalization(3).................   51.4%      61.9%
                                                           ======     ======

--------
(1) Assumes no exercise of the Underwriters' over-allotment options. Does not give effect to the payment by the Company of the underwriting discounts and commissions in connection with the Offerings. See "Selling Stockholders--Selling Stockholders' Agreements".
(2) At February 1, 1997, $957 million was drawn under the Company's $1 billion Credit Facility, which is available for direct borrowings and as backup support for commercial paper. At February 1, 1997, the Company also had available an additional $250 million and $320 million under committed and uncommitted bank lines, respectively, of which $183 million was outstanding under the committed bank lines and none was outstanding under the uncommitted bank lines. On March 28, 1997, the Company increased the capacity of the Credit Facility from $1 billion to $2 billion through the Amended Credit Facilities, which includes a $1.5 billion five-year revolving credit facility and a $500 million 364-day revolving credit facility.
(3) Total debt consists of debt plus obligations under capital leases. Total capitalization consists of total debt plus shareholders' equity.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data in the following table (other than the financial data for the 39-week periods ended October 28, 1995 and November 2, 1996 and the information under "Other Data," which are unaudited) for each of the five years in the period ended February 3, 1996 have been derived from the Company's consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto included or incorporated by reference in this Prospectus. The selected consolidated financial data for the 39 weeks ended October 28, 1995 and November 2, 1996 have been derived from the Company's unaudited financial statements and contain all adjustments that are of a normal and recurring nature necessary to present fairly the financial position and results of operations for such periods. The results of operations for the 39 weeks ended November 2, 1996 are not necessarily indicative of the results expected for the full fiscal year 1996. The Company's earnings are subject to seasonality, which is common in the food and drug industry. The holiday season and increased cold and flu occurrences in the fourth quarter benefit the food and drug operations. In addition, the fourth quarter includes LIFO inventory adjustments. See "Recent Developments".

                                               FISCAL YEAR ENDED                                 39 WEEKS ENDED
                          -----------------------------------------------------------------  ------------------------
                          FEBRUARY 1,  JANUARY 30,   JANUARY 29,   JANUARY 28,  FEBRUARY 3,  OCTOBER 28,  NOVEMBER 2,
                             1992         1993          1994          1995        1996(1)       1995         1996
                          -----------  -----------   -----------   -----------  -----------  -----------  -----------
                                                                                             (UNAUDITED)  (UNAUDITED)
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT:
 Sales..................  $20,822,956  $19,051,180   $18,763,439   $18,355,126  $18,308,894  $13,218,310  $13,768,456
 Cost of merchandise
  sold, including
  warehousing and
  transportation
  expenses(2)...........   15,812,334   14,250,344    13,985,115    13,603,882   13,558,690    9,801,409   10,129,986
                          -----------  -----------   -----------   -----------  -----------  -----------  -----------
 Gross profit...........    5,010,622    4,800,836     4,778,324     4,751,244    4,750,204    3,416,901    3,638,470
 Operating and
  administrative
  expenses(2)...........    4,408,634    4,177,522     4,136,442     4,101,176    4,043,381    2,962,416    3,116,440
                          -----------  -----------   -----------   -----------  -----------  -----------  -----------
 Operating profit.......      601,988      623,314       641,882       650,068      706,823      454,485      522,030
 Other income (expense):
 Interest income........        2,861        4,477         4,568         6,789        8,747        7,150        5,014
 Interest expense.......     (265,098)    (214,394)     (189,773)     (170,703)    (159,545)    (117,480)    (125,491)
 Other..................       98,717      (35,116)       24,128       120,109       (5,109)      (3,379)     (13,474)
                          -----------  -----------   -----------   -----------  -----------  -----------  -----------
 Total other income
  (expense).............     (163,520)    (245,033)     (161,077)      (43,805)    (155,907)    (113,709)    (133,951)
                          -----------  -----------   -----------   -----------  -----------  -----------  -----------
 Earnings before income
  taxes, extraordinary
  item and before
  cumulative effect of
  changes in accounting
  principle.............      438,468      378,281       480,805       606,263      550,916      340,776      388,079
 Federal and state
  income taxes..........     (198,452)    (170,815)     (218,715)     (261,079)    (234,107)    (145,511)    (164,953)
                          -----------  -----------   -----------   -----------  -----------  -----------  -----------
 Earnings before
  extraordinary item and
  cumulative effect of
  changes in accounting
  principle.............      240,016      207,466       262,090       345,184      316,809      195,265      223,126
 Extraordinary item--
  early retirement of
  debt, net of taxes....                                 (15,000)
 Cumulative effect of
  changes in accounting
  principle--
  Postretirement health
  care benefits.........      (40,734)
                          -----------  -----------   -----------   -----------  -----------  -----------  -----------
 Net earnings...........  $   199,282  $   207,466   $   247,090   $   345,184  $   316,809  $   195,265  $   223,126
                          ===========  ===========   ===========   ===========  ===========  ===========  ===========
 Average common shares
  outstanding (in
  thousands)(3).........      138,364      140,314       142,202       142,767      146,943      147,142      145,907
 Earnings per common
  share before
  extraordinary item and
  cumulative effect of
  changes in accounting
  principle(3)..........  $      1.73  $      1.48   $      1.85   $      2.42  $      2.16  $      1.33  $      1.53
 Extraordinary item(3)..                                    (.11)
 Cumulative effect of
  changes in accounting
  principles--
  Postretirement health
  care benefit(3).......         (.29)
                          ===========  ===========   ===========   ===========  ===========  ===========  ===========
 Net earnings per common
  share(3)..............  $      1.44  $      1.48   $      1.74   $      2.42  $      2.16  $      1.33  $      1.53
                          ===========  ===========   ===========   ===========  ===========  ===========  ===========
 Fully diluted earnings
  per share(3)..........  $      1.41  $      1.44   $      1.69   $      2.33  $      2.16  $      1.33  $      1.53
                          ===========  ===========   ===========   ===========  ===========  ===========  ===========
OTHER FINANCIAL DATA:
 Gross profit margin....         24.1%        25.2%         25.5%         25.9%        25.9%        25.8%        26.4%
 Operating profit
  margin................          2.9%         3.3%          3.4%          3.5%         3.9%         3.4%         3.8%
 Capital
  expenditures(4).......  $   378,593  $   476,617   $   652,928   $   565,313  $   801,371  $   557,560  $   675,410
 Depreciation and
  amortization..........      386,916      370,439       384,307       407,286      404,562      302,305      330,417
 Total assets...........    7,198,050    6,763,793     6,927,434     7,031,566    7,362,964    7,174,573    7,840,217
 Working capital........      162,889      101,215       (58,290)      200,664       96,264      108,374      361,236
 Total debt.............    2,798,578    2,248,316     2,167,999     2,205,291    2,240,168    2,190,405    2,558,247
 Shareholders' equity...    1,366,430    1,544,014     1,742,285     2,050,921    2,354,496    2,246,731    2,491,550
 FIFO EBITDA(5).........    1,125,382      979,663     1,062,089     1,192,437    1,127,829      784,561      865,987
 Cash dividends per
  common share(3).......  $       .32  $       .36   $       .40   $       .48  $       .56  $       .42  $       .48
OTHER DATA:
 Comparable store sales
  increase (decrease)...          0.1%        (0.5)%        (0.7)%         0.5%         1.4%         0.9%         3.6%
 Total stores(6)........        1,631        1,672         1,695         1,597        1,650        1,625        1,661
 Total retail square
  footage (in
  thousands)............       34,428       32,320        32,727        31,179       32,523       31,855       33,060
 Number of stores
  opened/acquired(6)....           38          151            98            49           92           50           64

-------
(1) Fifty-three week fiscal year.
(2) Beginning with the first quarter of 1996, advertising expense is classified as cost of merchandise sold, rather than operating expense. Prior periods have been reclassified to conform to the new presentation.
(3) Restated as necessary to reflect the April 1994 two-for-one common stock split.
(4) Amount includes capitalized leases and the net present value of property, plant and equipment leased under operating leases.
(5) Earnings before LIFO inventory charges, interest expense, taxes, depreciation and amortization. EBITDA is not derived pursuant to generally accepted accounting principles ("GAAP") and therefore should not be construed as an alternative to operating profit, as an alternative to cash flows from operating activities (as determined in accordance with GAAP) or as a measure of liquidity.
(6) Includes jointly operated combination stores which are each counted as two separate stores.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

RESULTS OF OPERATIONS

 39 WEEKS ENDED NOVEMBER 2, 1996 COMPARED TO 39 WEEKS ENDED OCTOBER 28, 1995

  The percentage changes in comparable store sales and total sales for the third quarter and first thirty-nine weeks of 1996 and 1995 are presented in the tables below. The increases in sales during the third quarter and the first thirty-nine weeks of 1996 are primarily a result of increased capital spending and more effective marketing efforts, including preferred customer cards, clipless coupons and targeted marketing promotions at the food store operations. Drug store sales increased due primarily to increased targeted marketing efforts, capital spending and increased pharmacy sales. Comparable and total sales for the first thirty-nine weeks of 1996 also increased due to the impact of a nine-day labor dispute in the first quarter of 1995 in the western food operations.

                                                13 WEEKS ENDED   39 WEEKS ENDED
                                               NOVEMBER 2, 1996 NOVEMBER 2, 1996
                                               ---------------- ----------------
Comparable Store Sales % Change (1):
Eastern food operations (2)...................       3.0%             3.1%
Western food operations (3)...................       2.5              2.6
Food store operations (4).....................       2.7              2.8
Drug store operations (5).....................       6.3              5.8
  Total comparable store sales % change.......       3.7%             3.6%

                             13 WEEKS ENDED                   39 WEEKS ENDED
                         -----------------------          -----------------------
                         OCTOBER 28, NOVEMBER 2,          OCTOBER 28, NOVEMBER 2,
                             1995       1996     % CHANGE     1995       1996     % CHANGE
                         ----------- ----------- -------- ----------- ----------- --------
                             (IN THOUSANDS)                   (IN THOUSANDS)
Sales:
Food store operations... $3,207,272  $3,301,013    2.9%   $ 9,658,400 $ 9,977,527   3.3%
Drug store operations...  1,150,858   1,254,618    9.0      3,551,819   3,769,406   6.1
Other...................      3,053       7,731                 8,091      21,523
                         ----------  ----------           ----------- -----------
Total sales............. $4,361,183  $4,563,362    4.6%   $13,218,310 $13,768,456   4.2%
                         ==========  ==========           =========== ===========

--------
(1) Comparable store sales include stores open one year or more and replacement stores.
(2) Eastern food operations include Acme Markets (including the drug store operations of its combination stores) and Jewel Food Stores.
(3) Western food operations include Lucky Northern California Division, Lucky Southern California Division and Jewel Osco Southwest (including the drug store operations of 21 combination stores).
(4) Food store operations include eastern and western food operations.
(5) Drug store operations include Osco Drug and Sav-on.

  Beginning in the first quarter of 1996, the Company is classifying advertising expense as a cost of merchandise sold. Previously these expenses were classified as operating expenses. Prior years have been reclassified to conform to the current year presentation.

  Gross profit as a percent of sales increased to 26.7% in the third quarter and 26.4% for the first thirty-nine weeks of 1996, compared to 26.3% and 25.8% in the same periods of 1995, respectively. These increases were primarily a result of increased margins from higher private label penetration, better product mix, improved shrink control and decreased advertising costs. Additionally, margins as a percent of sales in the first thirty-nine weeks of 1995 were negatively impacted by the nine-day labor dispute in the western food operations in the first quarter of 1995.

  Operating expense as a percent of sales increased slightly to 22.8% in the third quarter of 1996, compared to 22.7% in the third quarter of 1995 and 22.6% in the first thirty-nine weeks of 1996 compared to 22.4% in the first thirty-nine weeks of 1995. These increases were primarily a result of increased expenses related to the capital investment program and new store openings. Comparisons with the prior year period in the food store operations were also impacted by the 1995 renegotiation of a labor contract with the United Food and Commercial Workers International in southern California in which certain health and welfare savings, which were being recognized over the life of the contract, were immediately recognized in the third quarter of 1995. These items were slightly offset by a decrease in operating expenses as a percent of sales primarily due to better cost control and by reductions in self-insurance costs.

  Total operating profit for the third quarter and the first thirty-nine weeks of 1995 and 1996 is presented in the table below. Operating profit was 3.9% of sales in the third quarter of 1996 compared to 3.5% of sales in the third quarter of 1995. Operating profit for the first thirty-nine weeks of 1996 was 3.8% of sales compared to 3.4% of sales for the same period in 1995. The improvement in third quarter operating profit was due mainly to increased sales and higher margins. The improvement in the first thirty-nine weeks of 1996 reflected higher operating profits in the food store operations due primarily to the negative impact of the nine-day labor dispute in northern California in 1995.

                                   13 WEEKS ENDED          39 WEEKS ENDED
                               ----------------------- -----------------------
                               OCTOBER 28, NOVEMBER 2, OCTOBER 28, NOVEMBER 2,
                                  1995        1996        1995        1996
                               ----------- ----------- ----------- -----------
                                               (IN THOUSANDS)
Operating Profit:
Food store operations.........  $135,219    $151,467    $374,502    $431,036
Drug store operations.........    43,595      50,020     157,774     166,723
LIFO..........................    (6,000)     (6,000)    (24,000)    (22,000)
Purchase accounting amortiza-
 tion.........................   (19,400)    (19,752)    (57,885)    (58,896)
Other.........................     1,218       1,827       4,094       5,167
                                --------    --------    --------    --------
  Total operating profit......  $154,632    $177,562    $454,485    $522,030
                                ========    ========    ========    ========

  Interest expense increased in the third quarter and the first thirty-nine weeks of 1996 over the same periods in 1995 due to an increase in average outstanding debt and the issuance of $350 million, thirty-year 8% debentures during the second quarter of 1996, which partially replaced short-term variable rate debt.

  The Company's effective income tax rate was 42.5% in the first thirty-nine weeks of 1996 compared to 42.7% in the same period in 1995. The effective tax rate was down due to higher earnings in the first thirty-nine weeks of 1996 and lower state tax rates.

  Net earnings per share amounted to $.52 per share in the third quarter of 1996 compared to $.46 per share in the same quarter of the prior year. Net earnings per share amounted to $1.53 per share in the first thirty-nine weeks of 1996 compared to $1.33 per share for the same period of 1995.

 1995 COMPARED TO 1994 AND 1993


  Total sales and the percentage change in comparable store sales for the 1995 53-week fiscal year and the 1994 and 1993 52-week fiscal years are set forth in the tables below. The decrease in total sales is primarily attributable to the disposition of the 33-store Star Market food division in the third quarter of 1994 and the 45 Acme Markets stores in the fourth quarter of 1994 ("disposed of operations"). Sales from continuing operations increased 4.5% in 1995, and decreased 0.3% in 1994 and 0.2% in 1993. The increase in sales from continuing operations in 1995 is primarily a result of improved performance at all three operating divisions and the extra week of operations. Comparable store sales (sales from stores that have been open at least one year, including replacement stores) increased 1.4% in 1995, 0.5% in 1994 and decreased 0.7% in 1993. The improvement in comparable store sales is primarily the result of successful marketing of the combination stores in the eastern food operations, increased pharmacy and third-party sales in the drug store operations and aggressive pricing programs offset slightly by the impact of a nine-day labor dispute in the first quarter of 1995 in the western food operations. The Super Saver warehouse-type stores were reorganized under the Lucky divisions in 1996 in order to leverage the Company's support functions.

                                  TOTAL SALES

                                             52 WEEKS    52 WEEKS    53 WEEKS
                                               ENDED       ENDED       ENDED
                                            JANUARY 29, JANUARY 28, FEBRUARY 3,
                                               1994        1995        1996
                                            ----------- ----------- -----------
                                                       (IN MILLIONS)
   Eastern food operations.................   $ 6,052     $ 5,957     $ 6,147
   Western food operations.................     7,183       7,002       7,155
   Drug store operations...................     4,322       4,544       4,995
   Other...................................        12          12          12
                                              -------     -------     -------
   Continuing operations...................    17,569      17,515      18,309
   Disposed of operations..................     1,194         840         --
                                              -------     -------     -------
     Total sales...........................   $18,763     $18,355     $18,309
                                              =======     =======     =======

                            COMPARABLE STORE SALES

                                             52 WEEKS    52 WEEKS    53 WEEKS
                                               ENDED       ENDED       ENDED
                                            JANUARY 29, JANUARY 28, FEBRUARY 3,
                                               1994        1995        1996
                                            ----------- ----------- -----------
                                                    (PERCENTAGE CHANGE)
   Eastern food operations.................    (1.5)%       0.7 %       1.5 %
   Western food operations.................    (1.9)       (1.8)       (0.8)
   Drug store operations...................     2.6         4.2         4.8
     Total change..........................    (0.7)%       0.5 %       1.4 %

  Gross profit as a percent of sales increased to 26.9% in 1995, compared to 26.8% in 1994 and 26.4% in 1993. The increase in gross profit in 1995 over 1994 was primarily the result of the disposed of operations, which produced lower margins than the continuing operations, and improvements in the eastern food operations due to improved product mix and promotional strategies. These increases were offset by decreases in competitive drug store pharmacy gross margins and the impact of a nine-day labor dispute in the first quarter of 1995 in the western food operations. The 1994 gross profit percentage increased from 1993 in the eastern food, western food and drug store operations primarily due to improvements in the mix of products sold, promotional strategies and shrink control. The annual pre-tax LIFO charge to earnings amounted to $12.8 million in 1995, $8.2 million in 1994 and $7.2 million in 1993. Changes in the mix of inventory have influenced the LIFO charge.

  Operating expense as a percent of sales decreased to 23.0% in 1995, compared to 23.3% in 1994 and 23.0% in 1993. Operating expense in the western food operations benefited in 1995 from the renegotiation of a labor contract with the United Food and Commercial Workers International. The new contract will expire in 1999 and replaces a contract scheduled to expire in 1996. As a result of the early termination of the contract, certain health and welfare savings, which were being recognized over the life of the old contract, were immediately recognized in the third quarter of 1995. Operating expense in the western food operations also decreased due to lower self-insurance costs and productivity improvements, which were partially offset by the impact of the nine-day labor dispute. In addition, improved sales, lower insurance costs and better overall cost control in the eastern food and drug store operations helped lower operating expense as a percentage of sales. Operating expense in 1994 included charges of $23.9 million ($.10 per share) for centralization of administrative functions, including information technology and accounting. As of third quarter 1995, the entire reserve had been utilized without significant adjustments to the original amount. Operating expense in 1994 also included expenses for the consolidation of the computer data centers and a voluntary severance program initiated at Acme Markets, totaling $11.2 million ($.05 per share). Operating expense in 1993 included $7.6 million ($.04 per share) for the settlement of meat products litigation in California and severance programs stemming from the Company's expense reduction programs.

  Total operating profit for the 1993, 1994 and 1995 fiscal years is set forth in the following table. Operating profit from continuing operations increased 11.9% in 1995, 4.4% in 1994 and 0.8% in 1993. Total operating profit was 3.9% of sales in 1995, 3.5% of sales in 1994 and 3.4% of sales in 1993. The increase in operating profit and operating profit as a percentage of sales was primarily due to strong performances from the Company's core operations and the extra week of operations included in 1995. In addition, eastern food operations improved due to successful joint marketing of the combination stores, western food operations improved due to lower health and welfare costs associated with the renegotiated labor contract and drug store operations improved due to lower insurance costs and better cost control, slightly offset by the start-up costs of 71 new stores, including 17 acquired Clark drug stores.

                               OPERATING PROFIT

                                              52 WEEKS    52 WEEKS    53 WEEKS
                                                ENDED       ENDED       ENDED
                                             JANUARY 29, JANUARY 28, FEBRUARY 3,
                                                1994        1995        1996
                                             ----------- ----------- -----------
                                                        (IN MILLIONS)
   Eastern food operations..................   $231.2      $258.2      $271.7
   Western food operations..................    248.7       245.9       271.2
   Drug store operations....................    197.0       228.5       245.4
   LIFO charge..............................     (7.2)       (8.2)      (12.8)
   Purchase accounting amortization.........    (79.2)      (78.6)      (76.8)
   Other....................................     14.7       (14.1)        8.1
                                               ------      ------      ------
   Continuing operations....................    605.2       631.7       706.8
   Disposed of operations...................     36.7        18.4         --
                                               ------      ------      ------
     Total operating profit.................   $641.9      $650.1      $706.8
                                               ======      ======      ======

  Interest expense decreased in 1995, 1994 and 1993 due to lower average interest rates resulting from the refinancing of high coupon borrowings at lower rates. In addition, the Company experienced lower average debt levels for each of the last three years. Interest expense also benefited from the conversion of a portion of the convertible notes from debt to equity in the first quarter of 1995. The caption "Other" in 1994 of $120.1 million included non-recurring gains of $121.0 million on the sale of the Star Market food division, $41.2 million on the sale of 45 Acme Markets stores and a charge of $31.3 million for closed store costs (totaling $.54 per share). "Other" in 1993 of $24.1 million included $45.7 million ($.20 per share) of income from the resolution of the "Rule of 80" litigation, which concerned the Company's termination of the early retirement feature of an employee retirement plan. This was offset by approximately $17.2 million ($.07 per share) of various charges, including costs associated with store closings, integrating acquired stores into existing operations and costs associated with the earthquake in southern California.

  The Company's effective income tax rates were 42.5% in 1995, 43.1% in 1994 and 45.5% in 1993. The disposition of assets during 1995 and 1994 in states with higher tax rates resulted in lower effective income tax rates.

  Earnings for 1993 were affected by charges incurred in the early retirement of debt totaling $.11 per share, which were accounted for as an extraordinary item. Net earnings per share amounted to $2.16 in 1995, $2.42 in 1994 and $1.74 in 1993.

LIQUIDITY AND CAPITAL RESOURCES

  Cash provided by operating activities increased to $405.6 million from $302.0 million in the first thirty-nine weeks of 1996 compared to the same period of 1995. The increase in operating cash flows over the prior period was due in part to increased net earnings before depreciation and amortization. Other changes in operating assets and liabilities were due to changes in the components of working capital and are not indicative of long-term trends.

  On June 10, 1996, the Company issued $350 million principal amount of 8% debentures due June 1, 2026 at 99.262% to yield 8.066%. The Company received net proceeds of approximately $344 million which were used to refinance a portion of the Company's long-term indebtedness and to refinance additional short-term variable rate borrowings under the Credit Facility.

  Cash capital expenditures for the first thirty-nine weeks of 1996 and 1995 amounted to $603.7 million and $519.3 million, respectively. Total capital expenditures, including the net present value of leases, amounted to $675.4 million in 1996, compared to $557.6 million in 1995. During the first thirty-nine weeks of 1996, 64 new stores were opened, 53 stores were closed and 80 stores were remodeled.

  The Company's ratio of total debt (debt plus obligations under capital leases) to total capitalization (total debt plus shareholders' equity) was 50.7% at November 2, 1996 and 48.8% at February 3, 1996.

  In June 1996, the Company replaced its existing stock repurchase program with a new repurchase program which authorizes the repurchase of up to two million shares of Common Stock. During the first thirty-nine weeks of 1996, the Company repurchased 1,090,000 shares of its Common Stock at an average price of $34.67 per share in accordance with the Company's stock repurchase programs. There were no shares repurchased during the third quarter. As of November 2, 1996, an additional 1,945,000 shares remained authorized for repurchase.

  The Company believes that its cash flow from operations, supplemented by credit available under the Company's existing credit facilities, as well as its ability to refinance debt, will be adequate to meet its presently identifiable cash requirements.

                                   BUSINESS

  The Company is one of the nation's leading food and drug retailers with annual sales in its fiscal year ended February 1, 1997 of $18.7 billion. The Company is principally engaged in a single industry segment, the retail sale of food and drug merchandise. The Company's principal food operations are Acme Markets, Jewel Food Stores, Lucky Stores Northern California Division, Lucky Stores Southern California Division and Jewel Osco Southwest. The Company's drug stores operate under the Osco Drug and Sav-on names. As of February 1, 1997, the Company operated 1,695 stores in 27 states, including 166 combination stores which are jointly operated by the Company's food and drug store operations and are each counted as two separate stores.

  In 1993, the Company made a strategic decision to move from a holding company orientation to an operating company approach to build on the size and strength of its operations. Management developed a six-point plan that outlined its critical success factors required for continued growth and competitive positioning within the industry. The six factors are: (i) hold leading market positions; (ii) maintain a modern store base; (iii) excel in merchandising; (iv) attain state of the art technology; (v) maintain an effective organizational structure; and (vi) be a low cost operator.

STRONG MARKET POSITIONS

  The Company's food and drug store operations hold leading market positions, generally number one or two, in each of their core market areas. The Company works to maintain and expand its strong market positions by significantly investing in core market areas.

MAINTAIN A MODERN STORE BASE

  Over the last several years, the Company has significantly increased its capital spending to improve and expand its store base. Capital spending grew from $565 million in 1994 to $801 million in 1995, and to $1 billion in 1996. New and replacement stores are an increasingly important focus of the capital spending program, accounting for 34% of capital spending in 1994, 45% in 1995, and 57% in 1996 and are expected to account for over 50% of capital spending in 1997. The Company expects to continue to make significant investments in its store base. In 1997, the Company plans to spend approximately $1 billion for capital expenditures. The Company plans to open over 100 new and replacement stores (including 20 jointly operated combination stores which are each counted as two separate stores) and to remodel approximately 100 stores in 1997.

EMPHASIZE COMPETITIVE FORMATS

  The type and mix of store formats must keep pace with the constant changes in customers' needs and tastes. The Company believes that the success of individual food and drug stores is enhanced when they are paired together in a combination store that maintains the identity and full selection of each. The Company also believes that having both combination food and drug stores and stand-alone drug stores in the same market better enables it to meet customer needs. New stores currently being developed are combination food and drug stores of approximately 65,000 square feet and stand-alone drug stores of approximately 16,500 square feet. Currently, the Company operates 233 combination stores (including 166 combination stores jointly operated by the Company's food and drug operations) and plans to open an additional 32 combination stores in 1997 (including 20 jointly operated combination stores).

DELTA INITIATIVES

  Delta is a series of initiatives designed as a self-consolidation and re-engineering program that is transforming the Company from a holding company to an operating company. Prior to Delta, the Company operated as seven autonomous companies with different systems and processes. The goal of Delta is to build on the size of the Company and to develop common business processes and systems to best manage growth for the future. Delta is designed to improve the Company's ability to purchase products and move them through the supply chain more quickly, efficiently and cost-effectively, which also results in more efficient store operations. It seeks to achieve these goals through changes in the Company's purchasing, warehousing, inventory control and distribution systems. The information gathered from the common systems and processes assists the Company's marketing and merchandising programs. Each Delta initiative has a different timeline, but the majority of the supply-chain initiatives are targeted for completion by the end of 1997. Management believes the benefits of Delta will begin to exceed costs for the second half of 1997. To continue to meet customer needs the Company intends to maintain store operations, marketing and merchandising on a local level. Some examples of how Delta has been implemented into the business are: (i) centralization of the procurement and logistics groups; (ii) execution of national contracts with selected vendors for greeting cards, photo-finishing, spices, magazines and, most recently, whole-bean coffee; (iii) installation of computerized warehouse systems in over 90% of the Company's warehouses, reducing labor cost and increasing the efficiency of replenishment; (iv) consolidation of four general merchandise warehouses in southern California into a single facility; and (v) consolidation of administrative, real estate, construction and information technology functions.

STORE OPERATIONS

  American Stores manages its 1,695 stores with two operating divisions--food store operations and drug store operations. In 1996, the food store operations accounted for 72% of sales and 70% of operating profit. The drug store operations made up 28% of sales and 30% of operating profit.

  Store formats for the Company's two operating divisions as of February 1, 1997 were as follows:

                                                  COMBINATION
                                     SUPERMARKETS   STORES    DRUG STORES TOTAL
                                     ------------ ----------- ----------- -----
   Food Store Operations............     577          233*          3**     813
   Drug Store Operations............     --           166*        716       882
                                                                          -----
     Total..........................                                      1,695*
                                                                          =====

--------
* Includes 166 jointly operated combination stores which are counted in both food store operations and drug store operations. The remaining 67 combination stores are operated solely by the Company's food store operations.
** Jewel Osco Southwest drug stores are operated by the food store operations.

 FOOD STORE OPERATIONS

  The food store operations consist of Acme Markets, Jewel Food Stores, Lucky Stores Northern California Division, Lucky Stores Southern California Division and Jewel Osco Southwest. As of February 1, 1997, the food store operations operated a total of 813 stores with 20.9 million square feet of selling space.


  ACME MARKETS. Acme has over one hundred years of retailing experience in Philadelphia and the surrounding Delaware Valley. Acme operates 182 stores, with 77 stores in Pennsylvania, 78 in New Jersey, 15 in Delaware and 12 in Maryland. Acme commands the leading share of the Philadelphia metropolitan market.

  Acme's strategic plan involves an aggressive new store building program. Over the past two years, Acme has added 17 combination stores including 10 new stores and seven enlargements, and plans to increase the number of its combination stores from 46 to 78 over the next three years.

  JEWEL FOOD STORES. At year-end 1996, Jewel Food Stores operated 185 stores, with 176 stores in Illinois, two in Iowa, six in Indiana and one in Wisconsin. Jewel holds the number one market share in the metropolitan Chicago market area. Jewel operates combination food and drug stores under the Jewel Osco banner. Of Jewel's 185 stores, 153 are in combination with an Osco Drug store, located primarily in and around the Chicago area. This working partnership has enabled both Jewel and Osco to strengthen their positions in the market. Jewel is best known for superior perishables and innovative marketing. Jewel's store base is particularly modern and well-maintained.

  LUCKY STORES NORTHERN CALIFORNIA DIVISION. The Lucky Stores Northern California Division operates 186 retail food stores in northern and central California. Lucky North operates four combination stores with the Sav-on drug division. Lucky North's six principal operating regions are the East Bay, San Jose, the Peninsula, Marin/Sonoma, Sacramento and Central Valley. Lucky operates an everyday low pricing format and is generally perceived by northern California shoppers as the low price leader among full-service supermarkets in its market areas, based upon independent surveys.

  LUCKY STORES SOUTHERN CALIFORNIA DIVISION. The Lucky Stores Southern California Division operates 247 retail food stores in southern California and Las Vegas, Nevada. This number includes nine combination stores with the Lucky Sav-on name. The Division's principal operating areas are greater Los Angeles (including Orange County, Santa Barbara and the Central Coast), San Diego, the Inland Empire (including Riverside, San Bernardino and Palm Springs) and Las Vegas. Like its sister company in northern California, Lucky South operates an everyday low pricing format and is generally perceived by southern California and Las Vegas shoppers as the low price leader for full-service supermarkets in its market areas, based upon independent surveys. Lucky South's strategy calls for pursuing new urban locations to fill in its existing market locations, to enlarge existing facilities where feasible and to identify relocation sites.

  JEWEL OSCO SOUTHWEST. Jewel Osco Southwest operates nine combination food and drug stores and three stand-alone drug stores in New Mexico. Over the past three years, Jewel Osco Southwest has expanded or completed major remodels in the majority of its stores.

 DRUG STORE OPERATIONS

  The Company operates its drug stores under the Osco Drug and Sav-on names. The drug division operated a total of 882 stores as of February 1, 1997 (including the drug side of 166 jointly operated combination stores), with 12.9 million square feet of selling space.

  OSCO DRUG. The Company operates a total of 576 Osco Drug stores in 20 states, principally in the Midwest. The count includes 153 combination stores primarily located in Chicago with the Jewel Osco name. Osco's largest markets include Chicago, Boston, Phoenix, Indianapolis and Kansas City. In Chicago, Osco holds the number two market position.

  SAV-ON. The Company's 306 drug stores in southern California and Nevada operate under the Sav-on and Sav-on Express store names. In addition, Sav-on manages the pharmacy departments of 111 northern and southern California Lucky stores. Sav-on has the leading market share among drug store retailers in its market areas. It recently moved into northern California as part of the Lucky Sav-on combination stores. Sav-on and Lucky jointly operate 13 combination stores, nine in southern California and four in northern California.

  PHARMACIES. Pharmacy sales represent approximately 39% of total drug store sales. The drug store pharmacy strategy includes aggressive pursuit of third-party business, which now represents over 78% of pharmacy sales. With the consolidation of the drug store industry, third-party business is important to maintaining and growing volume. However, a high proportion of third-party business places pressure on margins due to the lower reimbursement rates from third-party plans. To counter this situation, the Company has focused on several strategies including building market share position, maximizing generic substitution, improving the efficiency of pharmacy operations and utilizing technological advancements.

  PHARMACY BENEFITS MANAGEMENT COMPANY. The Company, in equal partnership with Geneva Pharmaceuticals, a subsidiary of Novartis, owns a pharmacy benefits management (PBM) business called RxAmerica. Its purpose is to manage the prescription drug benefits provided to individuals through health care plans to fill prescriptions in the Company's 882 drug stores as well as through approximately 41,000 drug store locations nationwide. RxAmerica also operates mail-order services which offer customers prescriptions, vitamins and other health care products at a significant discount.

STORE EXPANSION AND DEVELOPMENT PROGRAM

  The Company believes an aggressive and well-managed capital expenditure program is essential to maintaining and growing its store base. The Company's strategic and financial guidelines are structured to focus on the Company's core businesses and maintain the Company's investment grade credit rating. The Company believes a capital expenditure rate of approximately five percent of sales achieves this balance. The Company's capital guidelines call for approximately 80% of total capital expenditures to be expended on new stores, replacements, enlargements and remodels and approximately 20% on infrastructure projects. The capital expenditure budget for 1997 is approximately $1 billion.

  The type and mix of store formats must keep pace with the constant changes in customers' needs and tastes. The Company believes that having both combination food and drug stores and stand-alone drug stores in the same markets better enables it to meet customer needs. The combination store format provides the opportunity for customers to fulfill their food shopping and drug shopping needs in one trip. The stand-alone drug stores are built for customer convenience, quick access and often include a drive-up window. New stores currently being developed are combination food and drug stores of approximately 65,000 square feet and stand-alone drug stores of approximately 16,500 square feet. Combination stores feature greater product selection in every department. The food side of the store provides year-round fresh produce, a wide array of meat and fresh seafood, a full-service floral department, service bakeries and delis with attractively presented convenience items. The drug side of the store offers customers a complete selection of health and beauty aids, general merchandise and pharmaceuticals.

  The Company has significantly reduced the number of its store prototypes. The use of a consistent store prototype reduces development costs, increases management and distribution efficiencies and improves customer familiarity with the Company's stores.

  The following table illustrates changes in the Company's store base over the last five years:

                                                  YEAR ENDED
                          -----------------------------------------------------------
                          JANUARY 30, JANUARY 29, JANUARY 28, FEBRUARY 3, FEBRUARY 1,
                             1993        1994        1995        1996        1997
                          ----------- ----------- ----------- ----------- -----------
Total New/Acquired
 Stores (1):
  Food Store
   Operations...........       11          14          21          21           35
  Drug Store
   Operations...........      140          84          28          71           87
                             ----        ----        ----        ----       ------
    Total...............      151          98          49          92          122
                             ====        ====        ====        ====       ======
Total Closed/Sold
 Stores:
  Food Store
   Operations...........       96          37         113          19           40
  Drug Store
   Operations...........       25          38          34          20           37
                             ----        ----        ----        ----       ------
    Total...............      121          75         147          39           77
                             ====        ====        ====        ====       ======
Total Remodeled Stores:
  Food Store
   Operations...........       81          96          80          69           41
  Drug Store
   Operations...........       32         137          86         154           53
                             ----        ----        ----        ----       ------
    Total...............      113         233         166         223           94
                             ====        ====        ====        ====       ======
Total Retail Square
 Footage At Year End (in
 millions):
  Food Store
   Operations...........     21.4        21.3        19.8        20.3         20.9
  Drug Store
   Operations...........     10.9        11.4        11.4        12.2         12.9
                             ----        ----        ----        ----       ------
    Total...............     32.3        32.7        31.2        32.5         33.8
                             ====        ====        ====        ====       ======
Capital Expenditures (in
 millions):
  New Stores............     $178        $203        $195        $362       $  571
  Remodels..............      107         215         152         207          122
  Technology............       67          62          75          63           99
  Other.................      125         173         143         169          208
                             ----        ----        ----        ----       ------
    Total...............     $477        $653        $565        $801       $1,000
                             ====        ====        ====        ====       ======

--------
(1) Includes jointly operated combination stores which are counted in both food store and drug store totals as follows: two in fiscal 1992, five in fiscal 1993, four in fiscal 1994, five in fiscal 1995 and 23 in fiscal 1996.

   Where possible, the Company prefers to own its properties, thereby allowing increased flexibility to remodel and expand the store operations as needed. Of the 122 new and acquired stores in 1996, the Company owns approximately 60%. The Company also owns, or controls through long-term leases, its distribution, warehouse and maintenance support facilities. Overall, the Company owns approximately 28% of its retail locations, with the remaining retail locations leased pursuant to capitalized or operating leases.

  In 1997, the Company's capital expenditure plan contemplates building over 100 new stores and replacement stores and completing approximately 100 remodels. The Company's real estate, design and construction are handled by a wholly-owned subsidiary of the Company.

MARKETING AND MERCHANDISING

  Customers in the food and drug industry are becoming more demanding, selective and value-conscious. Competitive boundaries are not well defined in the industry and the Company believes a broad and diverse offering of products and services is essential to providing the customer with both convenience and value. In many stores, the Company provides in-store banking and post-office services, quality- and value-oriented private label products, and a consistent emphasis on perishable selection and quality through more frequent warehouse deliveries.

  One key marketing strategy that the Company has implemented in all major food divisions is customer loyalty cards. These cards, which reward frequent shoppers, have produced higher average sales per customer and provided customer convenience through automatic coupon and discount offers. They have also provided a means of targeted marketing by analyzing customer shopping habits. As of the end of 1996, the Company had issued 8.5 million cards across all of its operations. Other marketing efforts include the Lucky Stores "Big Book of Savings" coupon book and neighborhood specific marketing.

  Private label is an important part of the Company's merchandising strategy, offering value conscious consumers quality products at prices below national brands and providing higher margins to the Company. The Company's private label programs include such brands as "Lady Lee" at Lucky stores, "Lancaster" meats and "Acme" groceries at Acme, "Jewel" at Jewel stores and "Osco" and "Sav-on" at Osco and Sav-on stores, respectively. "President's Choice" in food operations and "American Premier" in drug operations are used as premium brands while "Value Wise" is now the budget brand across all of the food and drug operations.

COMPETITION AND SEASONALITY

  In all areas in which the Company operates, the business is highly competitive, with competition from local and national supermarket and drug store chains, as well as independent stores. Competition also includes such retailers as convenience stores, warehouse stores and membership or club stores. Some of the Company's largest competitors in various regions are Dominick's, Long's, Pathmark, Ralphs, Safeway, Thrifty PayLess, Vons and Walgreens. Principal competitive factors in the industry include store location, price and quality of products, variety of selection, quality of service and store image, including cleanliness and promotions.

  The Company's business is characterized by narrow profit margins and, accordingly, its successful financial performance depends primarily upon its ability to maintain relatively high sales volume and control operating costs. The Company's geographic and business diversity allows it to reduce the effects that competitive pressures in individual markets may have on its overall operating results. The Company is subject to the effects of seasonality. Food and drug store sales are higher in the Company's fourth quarter than other quarters due to the holiday season. The Company's drug store sales are also generally higher in the Company's fourth quarter in connection with the increase in cold and flu occurrences.

EMPLOYEES AND LABOR RELATIONS

  The Company has approximately 127,000 full- and part-time employees. Approximately 75% of the Company's employees are covered by collective bargaining agreements negotiated with local unions affiliated with one of seven international unions. There are approximately 118 such agreements, typically having three- to five-year terms. Accordingly, the Company renegotiates a significant number of these agreements each year.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 325,000,000 shares of common stock, $1.00 par value per share (the "Common Stock"), and 10,000,000 shares of preferred stock, $1.00 par value per share (the "Preferred Stock"). As of February 1, 1997, there were 145,914,641 shares of Common Stock and no shares of Preferred Stock outstanding.

COMMON STOCK

  The holders of Common Stock of the Company are entitled to receive dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company, subject to the prior rights of any holders of Preferred Stock. The holders of Common Stock are entitled upon liquidation, dissolution or winding up of the Company to share ratably in the net assets of the Company after satisfaction in full of the prior rights of creditors of the Company and any holders of Preferred Stock.

  The holders of Common Stock are entitled to one vote for each share held on all matters as to which stockholders are entitled to vote. The holders of Common Stock do not have cumulative voting rights, any preferential or preemptive rights with respect to any securities of the Company, or any conversion rights. The Common Stock is not subject to redemption and is not entitled to the benefit of any sinking fund. The outstanding shares of Common Stock are fully paid and nonassessable. First Chicago Trust Company of New York is the Transfer Agent and Registrar and dividend paying agent for the Common Stock.

  Certain existing provisions of the Company's Restated Certificate of Incorporation, as amended (the "Certificate"), and of the Company's By-Laws, may have an anti-takeover effect. Under the Certificate, (a) any merger or consolidation of the Company with any other person or entity, if such other person or entity and its affiliates, individually or in the aggregate, are directly or indirectly the beneficial owners of more than 10% of the outstanding Common Stock (a "Related Person"), (b) any sale or exchange of all or substantially all of the Company's assets or business to or with a Related Person, or (c) any issuance or delivery of any of the Company's stock or other securities in exchange or payment for any properties or assets of a Related Person or any securities issued by a Related Person, or in any merger of any affiliate of the Company with or into any Related Person or any of its affiliates, requires, in addition to any approval otherwise required by law, the approval of not less than two-thirds of the outstanding Common Stock not owned by such Related Person, unless the Board of Directors approves the transaction by a two-thirds vote of the then authorized number of directors or by a vote taken prior to the acquisition of more than 10% of the Common Stock by such Related Person, in which event the normal requirements with respect to stockholder votes would apply.

  Prior to June 27, 1995, the Certificate provided that the Board of Directors of the Company be divided into three classes, as nearly equal in size as possible, each of which was elected for a three-year term. On June 27, 1995, the Company adopted an amendment to the Certificate that had the effect of eliminating the classification of the Board of Directors. The Certificate currently provides that each director who is elected after January 1, 1995 shall hold office until the next annual meeting of stockholders and until that director's successor is elected and qualified or until that director's earlier resignation or removal.

  The Certificate provides that the number of directors will be not less than five nor more than 20. The Board of Directors currently has 15 members. The Company's By-Laws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and that the directors so chosen will hold office until the event of their death, resignation or removal.

  Stockholders can only take action at meetings of the stockholders. Special meetings of the stockholders may only be called by the Board of Directors or by any person authorized by the Board. The Company's By-Laws provide that only such business may be conducted at a special meeting as is specified in the notice of meeting. The Certificate provides that the Board of Directors, when evaluating proposals regarding a tender offer, a merger, a consolidation or the purchase or acquisition of substantially all of the properties and assets of the Company, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Company and its stockholders, give due consideration to all relevant factors, including, without limitation, the social and economic effects of the transaction on employees, suppliers, customers and other constituents of the Company and its subsidiaries and on the communities in which they operate or are located.

  The provisions referred to above and in this paragraph and all of the By-Laws of the Company can be amended or repealed by the stockholders only if stockholders holding not less than 80% of the outstanding Common Stock and stockholders holding a majority of the total outstanding Common Stock, excluding Common Stock owned by a Related Person, vote for such amendment or repeal.

  The Company's By-Laws establish an advance notice procedure for stockholders to nominate candidates for election as directors or to bring other business before meetings of stockholders of the Company (the "Stockholder Notice Procedure"). Only those stockholder nominees who are nominated in accordance with the Stockholder Notice Procedure will be eligible for election as directors of the Company. Under the Stockholder Notice Procedure, notice of stockholder nominations or proposals of other business to be made at an annual meeting (or of any other business to be brought before such meeting) generally must be received by the Company not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or, if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, not earlier than the 90th day prior to such meeting and not later than the later of (i) the 60th day prior to such meeting or (ii) the 10th day after public announcement of the date of such meeting is first made). The By-Laws specify information required to be provided to the Company by stockholders to comply with the Stockholder Notice Procedure.

  By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure will afford the Company's Board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Company's Board, to inform stockholders about such qualifications. Although the Company's By-Laws do not give the Company's Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

  Section 203 of the Delaware General Corporation Law ("Section 203") prohibits certain persons ("interested stockholders") from engaging in a "business combination" with a Delaware corporation for three years following the date such persons become interested stockholders. Interested stockholders generally include (i) persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation and (ii) persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation's outstanding voting stock at any time within three years before the date on which such a person's status as an interested stockholder is determined. Subject to certain exceptions, a "business combination" includes, among other things (i) mergers or consolidations, (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation, (iii) transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, except pursuant to a transaction that effects a pro rata distribution to all stockholders of the corporation, (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the interested stockholder or (v) any receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

  Section 203 does not apply to a business combination if (i) before a person becomes an interested stockholder, the board of directors of the corporation approves the transaction in which the interested stockholder became an interested stockholder or approves the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (other than certain excluded shares) or (iii) following a transaction in which the person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders (and not by written consent) by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

  Certain provisions of the Stock Purchase Agreement require the Company to make additional payments to the Selling Stockholders in the event of a "change of control" during a specified period following the consummation of the Offerings which may make more difficult the acquisition of control of the Company. See "Selling Stockholders--Selling Stockholders' Agreements".

  For a discussion of the preferred share purchase rights associated with the outstanding shares of Common Stock, which also have certain anti-takeover effects, reference is made to the description of the Company's Rights Agreement contained in Amendment No. 5 to the Company's Registration Statement on Form 8-A, dated February 25, 1997, which is incorporated by reference herein. See "Available Information".

PREFERRED STOCK

  The Company currently has no shares of Preferred Stock outstanding. The Company is authorized to issue 10,000,000 shares of Preferred Stock, which may be issued from time to time in one or more series with such voting rights, dividend rates, rights, preferences and limitations as may be determined by the Company's Board of Directors. Satisfaction of any dividend preferences of any outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends to holders of the Common Stock. Holders of any Preferred Stock may be entitled to vote with the holders of the Common Stock on some or all matters submitted to stockholders. Holders of Preferred Stock would normally be entitled to receive a preference payment before any payment is made to holders of Common Stock in the event of any liquidation, dissolution or winding up of the Company. The Company has authorized a series of Preferred Stock in connection with its Preferred Share Purchase Rights Plan, a description of which is contained in Amendment No. 5 to the Company's Registration Statement on Form 8-A, dated February 25, 1997, which is incorporated by reference herein. See "Available Information".

                             SELLING STOCKHOLDERS

  The following table sets forth the name of each Selling Stockholder and, for each, the number of shares of Common Stock owned beneficially at the commencement of the Offerings, the maximum number of shares which may be offered for sale and the number of shares of Common Stock to be repurchased by the Company. After giving effect to the Offerings and the Repurchase, the number of shares beneficially owned by the Selling Stockholders in the aggregate will be less than one percent of the outstanding shares of Common Stock. See "--Selling Stockholders' Agreements".

                                    NUMBER OF SHARES      TOTAL       TOTAL
                                    OF COMMON STOCK     SHARES TO  SHARES TO BE
                                   BENEFICIALLY OWNED      BE      SOLD IN THE
NAME                              BEFORE THE OFFERINGS REPURCHASED  OFFERINGS
----                              -------------------- ----------- ------------
ALSAM Trust(1), for the benefit
 of:
 L.S. Skaggs ...................       10,274,195       4,544,802   5,729,393
 Aline W. Skaggs ...............          185,452          82,035     103,417
Six S Ranch, Inc.(2)............           20,000           8,847      11,153
ALSAM Foundation(3).............        2,046,930         905,462   1,141,468
Skaggs Family Foundation for
 Roman Catholic and Community
 Charities(4)...................          675,000         298,587     376,413
Skaggs Institute for
 Research(5)....................        1,950,000         862,585   1,087,415
Lynda Sue Skaggs Balukoff.......          402,545         178,066     224,479
Claudia Skaggs Luttrell.........          437,472         193,516     243,956
The Northern Trust Company, as
 trustee under the L.S. Skaggs &
 Aline W. Skaggs Charitable
 Remainder Unitrust #1 and the
 L.S. Skaggs & Aline W. Skaggs
 Charitable Remainder Unitrust
 #2.............................        7,314,400       3,235,534   4,078,866
The Northern Trust Company, as
 trustee under the Lynda Sue
 Skaggs Balukoff Charitable
 Remainder Unitrust #1 and the
 Lynda Sue Skaggs Balukoff
 Charitable Remainder Trust #2..          355,000         157,035     197,965
The Northern Trust Company, as
 trustee under the Claudia
 Skaggs Luttrell Charitable
 Remainder Unitrust #1, the
 Claudia Skaggs Luttrell
 Charitable Remainder Unitrust
 #2 and certain trusts for the
 benefit of Claudia Skaggs
 Luttrell.......................        1,695,730         750,108     945,622
The Northern Trust Company, as
 trustee under the Don L. Skaggs
 Charitable Remainder Unitrust
 #1, the Don L. Skaggs
 Charitable Remainder Unitrust
 #2 and certain trusts for the
 benefit of Don L. Skaggs.......        1,452,665         642,588     810,077
The Northern Trust Company, as
 trustee under a trust for the
 benefit of Mark S. Skaggs(6)...           49,200          21,764      27,436
The Northern Trust Company, as
 trustee under certain trusts
 for the benefit of
 grandchildren of L.S. Skaggs
 and Aline W. Skaggs............           70,980          31,398      39,582
U.S. Bank, as trustee under
 certain trusts for the benefit
 of Lynda Sue Skaggs Balukoff...          317,084         140,262     176,822
U.S. Bank, as trustee under
 certain trusts for the benefit
 of grandchildren of L.S. Skaggs
 and Aline W. Skaggs............          163,479          72,315      91,164
U.S. Bank, as trustee under the
 Balukoff Charitable Remainder
 Trust..........................          220,000          97,318     122,682

--------
(1) A Utah Trust, of which Claudia Skaggs Luttrell, Don L. Skaggs, Michael T. Miller and George L. Moosman are trustees.
(2) A Utah corporation, wholly owned by the ALSAM Trust, principally engaged in the activity of ranching.
(3) A charitable foundation, of which L.S. Skaggs, Aline W. Skaggs and Don L. Skaggs are members of the managing committee.
(4) A charitable foundation, of which Aline W. Skaggs, Claudia Skaggs Luttrell and Don L. Skaggs are members of the board of trustees.
(5) A charitable foundation, of which L.S. Skaggs and Aline W. Skaggs are members of the board of directors.
(6) Mark Stanley Skaggs is also the beneficiary of The Mark Stanley Skaggs Personal Trust, under which Wells Fargo Bank is trustee and which owns 3,459 shares of Common Stock not subject to the Stock Purchase Agreement or the Registration Rights Agreement, and which are not included in the Offerings or the Repurchase.

  L.S. Skaggs has been a director of the Company since 1950, served as Chairman of the Board of the Company from 1962 to July 1995, and has been a consultant to the Company since July 1995. Aline W. Skaggs was a director of the Company from 1981 to 1994. L.S. Skaggs and Aline W. Skaggs are married, and are the parents of Don L. Skaggs, Lynda Sue Skaggs Balukoff, Claudia Skaggs Luttrell and Mark S. Skaggs, all of whom are Selling Stockholders and/or beneficiaries of certain trusts which are Selling Stockholders. Don L. Skaggs, Executive Vice President of the Company since March 1993 and a director of the Company since 1994, is a trustee or officer of certain of the Selling Stockholders. The above table does not include Don L. Skaggs' shares held under employee benefit plans. Michael T. Miller, a director of the Company since 1992, is a trustee or officer of certain of the Selling Stockholders. Pursuant to the Stock Purchase Agreement described below, Messrs. L.S. Skaggs, Don L. Skaggs and Michael T. Miller have agreed to resign as directors of the Company after the Selling Stockholders shall in the aggregate beneficially own less than 5% of the outstanding shares of Common Stock of the Company.

SELLING STOCKHOLDERS' AGREEMENTS

  The following is a description of certain terms of the Stock Purchase Agreement and the Registration Rights Agreement, copies of which have been filed as exhibits to the Registration Statement. The following description does not purport to be complete and is qualified in its entirety by reference to such exhibits.

  Pursuant to the Stock Purchase Agreement, the Company has agreed to repurchase 12,222,222 shares of Common Stock from the Selling Stockholders for $45 per share. The Offerings are conditioned upon the Repurchase and all such transactions are expected to be consummated simultaneously. Selling Stockholders holding a majority of the shares held by the Selling Stockholders but not subject to the Repurchase (such shares, the "Retained Shares") had the right to terminate the Offerings prior to pricing hereof if the Selling Stockholders were advised by Goldman, Sachs & Co. and J.P. Morgan Securities Inc. that the initial public offering price for the shares offered hereby would be below $45 per share. The obligation of the Selling Stockholders to consummate the Repurchase is subject to, among other things, the consummation of the Offerings, unless such condition is waived by Selling Stockholders holding two-thirds of the shares subject to the Repurchase. The obligation of the parties to consummate the Repurchase is also subject to, among other things, there not having elapsed more than 60 days following the date of filing of the registration statement relating to the Offerings (the "Registration Statement"), subject to certain exceptions.

  Pursuant to the Stock Purchase Agreement, the Selling Stockholders have agreed to certain "standstill" provisions with respect to the Company, including, among other things, and subject to certain exceptions, that such persons will not take certain actions, or assist or encourage others to take certain actions, with respect to an acquisition of any shares of the Company, a solicitation of proxies or the making of a stockholder proposal or a transfer, sale or pledge of such persons' shares of Common Stock (and providing for, in the case of certain permitted transfers or sales, a right of first refusal, subject to certain exceptions, in favor of the Company to acquire such shares). Such "standstill" provisions will remain in effect until February 20, 2007, provided that if neither the Repurchase nor the Offerings are consummated, such "standstill" provisions shall remain in effect until August 20, 1999. If neither the Repurchase nor the Offerings are consummated as a result of a breach by or a failure of representations of the Company under the Stock Purchase Agreement, the Registration Rights Agreement or the Underwriting Agreement, the "standstill" provisions will terminate upon termination of the Stock Purchase Agreement.

  Pursuant to the Stock Purchase Agreement, if, during the six-month period following consummation of the Repurchase, (i) a "change of control" (as defined in the Stock Purchase Agreement) of the Company occurs or the Company enters into an agreement with a third party resulting in a "change of control" at a price above $45 per share or (ii) the Company enters into an agreement for an asset sale that is not a "change of control" in which the Company receives consideration of over $1 billion or (iii) the Company effects, by spin-off or other distribution, the transfer of ownership of one or more businesses or operating units having alone or in the aggregate an equity market capitalization (plus indebtedness for borrowed money) in excess of $1 billion, then the Company will pay certain additional consideration to the Selling Stockholders following the consummation of such transactions. The Company has also agreed to pay certain financial advisory fees and expenses of Goldman, Sachs & Co., in its capacity as financial advisor to certain of the Selling Stockholders, and the reasonable fees and expenses of counsel to the Selling Stockholders.

  Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement"), the Company has agreed to file the Registration Statement and to use all reasonable efforts to cause the Registration Statement to be declared effective as soon as possible and in any event not more than 60 days after filing. Under the Registration Rights Agreement, the Selling Stockholders will be required to sell the Retained Shares in the Offerings promptly following the Registration Statement being declared effective, provided that the Selling Stockholders holding a majority of the Retained Shares had the right to terminate the Offerings prior to the pricing thereof if the Selling Stockholders were advised by Goldman, Sachs & Co. and J.P. Morgan Securities Inc. that the price for the shares in the Offerings would be below $45 per share. In the event the Offerings are terminated, the Selling Stockholders have the right to two demand registrations if the "standstill" period is 30 months, or three demand registrations if the "standstill" period is ten years, and unlimited piggyback registrations during the standstill period or until there are fewer than 2 million Retained Shares. In connection with an exercise of such registration rights, subject to certain conditions and exceptions, the Company and each Selling Stockholder has agreed not to effect any public sale or distribution of securities of the Company similar to those proposed to be registered during the 10-day period prior to the effective date of the applicable registration statement or during the period beginning on such effective date and ending on the later of the completion of the distribution of such securities pursuant to such offering and 90 days after such effective date. In the Registration Rights Agreement, the Company has agreed to pay the expenses, other than underwriting discounts or commissions, incident to an offering thereunder, provided that if the proceeds to the Selling Stockholders in the Offerings, net of underwriting discounts and commissions, would be less than $45 per share, then the Company shall bear such proportion of such underwriting discounts and commissions such that the net proceeds to the Selling Stockholders shall equal the lesser of $45 per share and the initial public offering price.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Offerings will be passed upon for the Company by Wachtell, Lipton, Rosen & Katz, New York, New York, and for the U.S. Underwriters and the International Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

  The consolidated financial statements of the Company as of February 1, 1997, February 3, 1996 and January 28, 1995 and for each of the three fiscal years in the period ended February 1, 1997 (which are included herein) and the consolidated financial statements of the Company as of February 3, 1996, January 28, 1995 and January 29, 1994 and for each of the three fiscal years in the period ended February 3, 1996 (which are incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended February 3, 1996) have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon. Such financial statements are included or incorporated by reference herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Commission) given upon the authority of such firm as experts in accounting and auditing.

                            AMERICAN STORES COMPANY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Auditors...........................................  F-2
Consolidated Statements of Earnings for the fiscal years 1996, 1995 and
 1994....................................................................  F-3
Consolidated Balance Sheets as of the end of the fiscal years 1996, 1995 and 1994................................................................  F-4
Consolidated Statements of Cash Flows for the fiscal years 1996, 1995 and
 1994....................................................................  F-5
Consolidated Statements of Shareholders' Equity for the fiscal years
 1996, 1995 and 1994.....................................................  F-6
Notes to Consolidated Financial Statements...............................  F-7

AMERICAN STORES COMPANY

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
American Stores Company

  We have audited the accompanying consolidated balance sheets of American Stores Company and subsidiaries as of February 1, 1997, February 3, 1996 and January 28, 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Stores Company and subsidiaries at February 1, 1997, February 3, 1996 and January 28, 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 1997, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

March 14, 1997, except for
 the Subsequent Events Note,
 as to which the date is
 March 28, 1997
Salt Lake City, Utah

AMERICAN STORES COMPANY

CONSOLIDATED STATEMENTS OF EARNINGS

                                          52 WEEKS     53 WEEKS     52 WEEKS
                                            1996         1995         1994
                                         -----------  -----------  -----------
                                           (IN THOUSANDS, EXCEPT PER SHARE
                                                        DATA)
Sales..................................  $18,678,129  $18,308,894  $18,355,126
Cost of merchandise sold, including
 warehousing and transportation
 expenses..............................   13,713,151   13,558,690   13,603,882
                                         -----------  -----------  -----------
Gross profit...........................    4,964,978    4,750,204    4,751,244
Operating and administrative expenses..    4,203,302    4,043,381    4,101,176
                                         -----------  -----------  -----------
Operating profit.......................      761,676      706,823      650,068
Other income (expense):
  Interest expense.....................     (171,558)    (159,545)    (170,703)
  Other................................      (85,566)       3,638      126,898
                                         -----------  -----------  -----------
Total other income (expense)...........     (257,124)    (155,907)     (43,805)
                                         -----------  -----------  -----------
Earnings before income taxes...........      504,552      550,916      606,263
Federal and state income taxes.........     (217,331)    (234,107)    (261,079)
                                         -----------  -----------  -----------
Net earnings...........................  $   287,221  $   316,809  $   345,184
                                         ===========  ===========  ===========
Average shares outstanding.............      145,888      146,943      142,767
Net earnings per share.................  $      1.97  $      2.16  $      2.42
                                         ===========  ===========  ===========
Fully diluted earnings per share.......  $      1.97  $      2.16  $      2.33
                                         ===========  ===========  ===========


                 See notes to consolidated financial statements

AMERICAN STORES COMPANY

CONSOLIDATED BALANCE SHEETS

                                                        YEAR-END
                                            ----------------------------------
                                               1996        1995        1994
                                            ----------  ----------  ----------
                                               (IN THOUSANDS OF DOLLARS,
                                                 EXCEPT PER SHARE DATA)
                  ASSETS
Current Assets
 Cash and cash equivalents................. $   37,467  $  102,422  $  195,689
 Receivables...............................    318,878     319,688     291,760
 Inventories...............................  1,725,542   1,572,242   1,526,770
 Prepaid expenses..........................     66,510      69,098      48,711
 Deferred income tax benefits..............     18,099      20,517      69,165
                                            ----------  ----------  ----------
 Total Current Assets......................  2,166,496   2,083,967   2,132,095
Property, Plant and Equipment, at cost
Land.......................................    636,068     597,804     522,014
Buildings..................................  1,803,752   1,399,561   1,221,871
Fixtures and equipment.....................  2,616,633   2,415,326   2,168,826
Leasehold improvements.....................    781,454     736,682     654,441
                                            ----------  ----------  ----------
                                             5,837,907   5,149,373   4,567,152
Less accumulated depreciation and
 amortization..............................  2,250,876   2,019,557   1,800,714
                                            ----------  ----------  ----------
Net Property, Plant and Equipment..........  3,587,031   3,129,816   2,766,438
Property Under Capital Leases, less
 accumulated amortization of $110,379 in
 1996, $106,993 in 1995 and $103,760 in
 1994......................................     66,682      76,084      84,690
Goodwill, less accumulated amortization of
 $471,150 in 1996, $418,006 in 1995 and
 $365,271 in 1994..........................  1,665,242   1,722,892   1,771,121
Other Assets...............................    395,954     350,205     277,222
                                            ----------  ----------  ----------
 Total Assets.............................. $7,881,405  $7,362,964  $7,031,566
                                            ==========  ==========  ==========
   LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
 Current maturities of long-term debt...... $   56,703  $  125,413  $  132,019
 Current obligations under capital leases..      9,300       9,739       9,195
 Accounts payable..........................    851,285     996,354     883,329
 Accrued payroll and benefits..............    325,806     331,843     350,637
 Current portion of self-insurance
  reserves.................................    121,144     153,464     179,595
 Income taxes payable......................     21,290      17,292      46,170
 Other current liabilities.................    416,153     353,598     330,486
                                            ----------  ----------  ----------
 Total Current Liabilities.................  1,801,681   1,987,703   1,931,431
Long-term Debt, less current maturities....  2,556,734   2,038,636   1,988,710
Obligations Under Capital Leases, less
 current obligations.......................     56,410      66,380      75,367
Self-insurance Reserves, less current
 portion...................................    403,981     434,028     464,119
Deferred Income Taxes......................    348,846     365,978     320,814
Other Liabilities..........................    178,326     115,743     200,204
Shareholders' Equity
 Common stock of $1.00 par value,
  authorized 325,000,000 shares; issued
  149,889,236 shares in 1996 and 1995 and
  144,542,156 shares in 1994...............    149,889     149,889     144,542
 Additional paid-in capital................    362,561     345,118     216,418
 Retained earnings.........................  2,136,744   1,942,874   1,708,672
 Less cost of treasury stock; 3,974,595
  shares in 1996, 3,441,451 shares in 1995
  and 1,571,094 shares in 1994.............   (113,767)    (83,385)    (18,711)
                                            ----------  ----------  ----------
 Total Shareholders' Equity................  2,535,427   2,354,496   2,050,921
                                            ----------  ----------  ----------
   Total Liabilities and Shareholders'
    Equity................................. $7,881,405  $7,362,964  $7,031,566
                                            ==========  ==========  ==========

                 See notes to consolidated financial statements

AMERICAN STORES COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               52 WEEKS   53 WEEKS   52 WEEKS
                                                 1996       1995       1994
                                               ---------  ---------  ---------
                                                 (IN THOUSANDS OF DOLLARS)
Cash flows from operating activities:
  Net earnings................................ $ 287,221  $ 316,809  $ 345,184
  Adjustments to reconcile net earnings to net
   cash provided by operating activities:
    Depreciation and amortization.............   440,445    404,562    407,286
    Net loss (gain) on asset sales............       265     (3,219)  (158,448)
    Self-insurance reserves...................   (62,367)   (56,222)   (22,229)
    Other.....................................    59,654    (92,688)   (88,160)
  (Increase) decrease in current assets:
    Receivables...............................       810    (32,694)   (26,037)
    Inventories...............................  (152,920)   (54,645)   (46,149)
    Prepaid expenses..........................     5,006     28,164    (10,347)
  (Decrease) increase in current liabilities:
    Accounts payable..........................  (145,069)   124,750    (44,369)
    Other current liabilities.................    66,759     23,305    (49,866)
    Accrued payroll and benefits..............    (6,037)   (18,794)    41,108
    Income taxes payable......................     3,998    (30,249)   (66,611)
                                               ---------  ---------  ---------
      Total adjustments.......................   210,544    292,270    (63,822)
                                               ---------  ---------  ---------
Net cash provided by operating activities.....   497,765    609,079    281,362
                                               ---------  ---------  ---------
Cash flows from investing activities:
  Expended for property, plant and equipment..  (877,630)  (750,914)  (538,033)
  Proceeds from disposition of operations.....                         377,618
  Proceeds from sale of assets................    47,670     50,511     21,680
  Land investments............................   (65,450)   (21,697)    (7,262)
                                               ---------  ---------  ---------
Net cash used in investing activities.........  (895,410)  (722,100)  (145,997)
                                               ---------  ---------  ---------
Cash flows from financing activities:
  Proceeds from long-term borrowing...........   350,000    278,500    530,000
  Net addition to (reduction of) existing
   long-term debt.............................    99,388   (114,869)  (479,967)
  Principal payments for obligations under
   capital leases.............................   (10,409)   (10,332)   (12,741)
  Proceeds from exercise of stock options,
   other......................................    24,860     22,049     31,996
  Repurchase of common stock..................   (37,798)   (72,987)
  Cash dividends..............................   (93,351)   (82,607)   (68,544)
                                               ---------  ---------  ---------
Net cash provided by financing activities.....   332,690     19,754        744
                                               ---------  ---------  ---------
Net (decrease) increase in cash and cash
 equivalents..................................   (64,955)   (93,267)   136,109
Cash and cash equivalents:
  Beginning of year...........................   102,422    195,689     59,580
                                               ---------  ---------  ---------
  End of year................................. $  37,467  $ 102,422  $ 195,689
                                               =========  =========  =========

                 See notes to consolidated financial statements

AMERICAN STORES COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                   ADDITIONAL
                           COMMON   PAID-IN    RETAINED   TREASURY
                           STOCK    CAPITAL    EARNINGS     STOCK      TOTAL
                          -------- ---------- ----------  ---------  ----------
                           (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
Balances at beginning of
 1994...................  $144,542  $190,173  $1,432,032  $ (24,462) $1,742,285
Net earnings--1994 (52
 weeks).................                         345,184                345,184
Issuance of 427,512
 shares of stock for
 stock options and
 awards.................               2,629                  5,259       7,888
Dividends ($.48 per
 share).................                         (68,544)               (68,544)
Stock Purchase Incentive
 Plans including
 issuance of 40,000
 shares.................              21,245                    496      21,741
Purchase of 152 shares
 for treasury...........                                         (4)         (4)
Other...................               2,371                              2,371
                          --------  --------  ----------  ---------  ----------
Balances at year-end
 1994...................  $144,542  $216,418  $1,708,672  $ (18,711) $2,050,921
                          ========  ========  ==========  =========  ==========
Net earnings--1995 (53
 weeks).................                         316,809                316,809
Issuance of 592,143
 shares of stock for
 stock options and
 awards.................                 914                  7,583       8,497
Dividends ($.56 per
 share).................                         (82,607)               (82,607)
Stock Purchase Incentive
 Plans including
 issuance of 60,000
 shares.................               3,869                    733       4,602
Conversion of
 convertible notes......     5,347   119,215                            124,562
Purchase of 124 shares
 for treasury...........                                         (3)         (3)
Stock Repurchase Program
 2,522,500 shares.......                                    (72,987)    (72,987)
Other...................               4,702                              4,702
                          --------  --------  ----------  ---------  ----------
Balances at year-end
 1995...................  $149,889  $345,118  $1,942,874  $ (83,385) $2,354,496
                          ========  ========  ==========  =========  ==========
Net earnings--1996 (52
 weeks).................                         287,221                287,221
Issuance of 563,664
 shares of stock for
 stock options, awards
 and Employee Stock
 Purchase Plan (ESPP)...               7,891                  7,497      15,388
Dividends ($.64 per
 share).................                         (93,351)               (93,351)
Stock Purchase Incentive
 Plans..................               8,856                              8,856
Purchase of 6,562 shares
 for treasury, including
 ESPP buybacks..........                (103)                   (78)       (181)
Stock Repurchase Program
 1,090,000 shares.......                                    (37,798)    (37,798)
Other...................                 799                     (3)        796
                          --------  --------  ----------  ---------  ----------
Balances at year-end
 1996...................  $149,889  $362,561  $2,136,744  $(113,767) $2,535,427
                          ========  ========  ==========  =========  ==========

                 See notes to consolidated financial statements

AMERICAN STORES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NATURE OF OPERATIONS

  American Stores Company is one of the nation's leading food and drug retailers, operating 1,695 stores in 27 states, including 166 combination stores which are jointly operated by a food store division and a drug store division and are counted as two separate stores. The Company operates in a single industry segment and its principal lines of business are food, drug and combination food/drug stores. Food stores account for more than two-thirds of the Company's sales and operating profit. Principal markets include California, Illinois, New Jersey, Pennsylvania, Indiana and Arizona, where products are sold primarily to retail customers.

SIGNIFICANT ACCOUNTING POLICIES

  Fiscal Year. The fiscal year of the Company ends on the Saturday nearest to January 31. All references herein to "1996", "1995" and "1994" represent the 52-week fiscal year ended February 1, 1997, the 53-week fiscal year ended February 3, 1996, and the 52-week fiscal year ended January 28, 1995, respectively.

  Basis of Consolidation. The consolidated financial statements include the accounts of American Stores Company and all subsidiaries. Accordingly, all references herein to "American Stores Company" include the consolidated results of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair value. The balance of cash was higher at year-end 1994 due to proceeds held from the sale of the Star Market food division and 45 Acme Markets stores.

  Depreciation and Amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated useful life of the property or over the term of the lease, whichever is shorter. The depreciable lives are primarily 20 to 40 years for buildings, 3 to 10 years for fixtures and equipment and 10 to 30 years for leasehold improvements and property under capital lease, depending on the life of the lease. Depreciation expense related to property, plant and equipment amounted to $359.9 million, $324.5 million and $316.2 million in fiscal 1996, 1995 and 1994, respectively.

  Goodwill. Goodwill, principally from the acquisition of Lucky Stores, Inc. in 1988, represents the excess of cost over fair value of net assets acquired and is being amortized over 40 years using the straight-line method.

  Costs of Opening and Closing Stores. The costs of opening new stores are charged against earnings as incurred. When operations are discontinued and a store is closed, the remaining investment, net of salvage value, is charged against earnings and, for leased stores, a provision is made for the remaining lease liability, net of expected sublease income.

AMERICAN STORES COMPANY

  Income Taxes. The Company provides for deferred income taxes or credits as temporary differences arise in recording income and expenses between financial reporting and tax reporting. Amortization of goodwill is not deductible for purposes of calculating income tax provisions.

  Net Earnings Per Share. Net earnings per share are determined by dividing the weighted average number of shares outstanding during the year into net earnings. Common share equivalents in the form of stock options are excluded from the calculation of net earnings per share since they do not have a material dilutive effect on per share figures. Fully diluted earnings per share in 1994 include the assumed conversion of subordinated convertible debt.

  Environmental Remediation Costs. Costs incurred to investigate and remediate contaminated sites, caused primarily by defective underground petroleum storage tanks and ground water contamination, are accrued when identified and estimable. The related costs are expensed unless the remediation extends the economic useful life of the assets employed at the site.

  Self-insurance. The Company is self-insured for property loss, workers' compensation, general liability and automotive liability, subject to specific retention levels. The Company is required in certain cases to obtain letters of credit to support its self-insured status. At year-end 1996, the Company's self-insured liabilities were supported by approximately $221.1 million of undrawn letters of credit. The Company is also self-insured for health care claims for eligible active and retired associates. Consulting actuaries assist the Company in determining its liability for self-insured claims. Self-insured liabilities, with the exception of postretirement health care benefits, are not discounted.

  Impairment. Impairment is recognized on long-lived assets when indicators of impairment are present and the undiscounted cash flows are less than the related assets' carrying value.

  Stock-based Compensation. The Company continues to account for stock-based compensation using the intrinsic value method and provides pro forma footnote disclosure of the impact of the fair value method.

INVENTORIES

  Approximately 94% of inventories are accounted for using the LIFO (last-in, first-out) method for inventory valuation. If the FIFO and average cost methods had been used, inventories would have been $324.5 million, $313.1 million and $300.3 million higher at year-end 1996, 1995 and 1994, respectively. The LIFO charge to earnings was $11.4 million in 1996, $12.8 million in 1995 and $8.2 million in 1994. Under this method, the cost of merchandise sold that is reported in the financial statements approximates current costs and thus reduces the distortion in reported earnings due to increasing cost.

ADVERTISING EXPENSE

  Beginning in the first quarter of 1996, the Company, in connection with its consolidation efforts, classified advertising expense as a cost of merchandise sold. Previously these expenses were classified as operating and administrative expenses. Prior years have been reclassified to conform to the current year presentation.

  The Company expenses advertising costs when the advertisement occurs. Total advertising expense amounted to $133.2 million, $168.3 million and $167.2 million in 1996, 1995 and 1994, respectively. Capitalized advertising costs are immaterial for the periods presented.

AMERICAN STORES COMPANY

DISPOSITION OF OPERATIONS

  On September 8, 1994, the Company sold its 33-store Star Market food division with a basis of $167.0 million for $288.0 million and the assumption of substantially all of its outstanding liabilities. On January 19, 1995, the Company sold 45 of its Acme Markets stores with a basis of $48.4 million for $89.6 million. The assets sold consisted primarily of property, plant, equipment and inventories.

DEBT

  In June of 1996, the Company issued $350 million, 8.0% debentures due June 1, 2026 at 99.3% to yield 8.1% under an $800 million shelf registration statement filed on February 18, 1994. The Company received net proceeds of approximately $344 million which were used to pay off financings totaling $100 million at an average interest rate of 8.25% and to refinance additional short-term variable rate borrowings under the Company's principal bank credit agreement.

  The Company's principal bank credit agreement at year-end 1996 was a $1.0 billion revolving credit facility, which expires in 1999. Interest rates for borrowings under the facility are established at the time of borrowing through four different pricing options. Terms of the revolving credit facility provide for borrowings from participating banks or borrowings through issuance of commercial paper that is supported by the facility. The credit facility provides for a covenant of cash flow to total debt. The Company also has $250 million of 364-day committed bank lines and $320 million of uncommitted bank lines, which are used for overnight and short-term bank borrowings. At year-end 1996, the Company had $957 million of debt supported by the credit facility and $183 million outstanding under bank lines, leaving unused committed borrowing capacity of $110 million. The Company has classified short-term borrowings as long-term due to its intent and ability to refinance these borrowings on a long-term basis.

  The Company capitalized interest costs associated with construction projects of $10.6 million, $8.5 million and $3.9 million in 1996, 1995 and 1994, respectively. The Company made cash payments for interest (net of amounts capitalized) of $160.8 million, $169.5 million and $172.0 million in 1996, 1995 and 1994, respectively.

  The aggregate amounts of debt maturing in each of the next five fiscal years are listed below:

                                                       (IN THOUSANDS OF DOLLARS)
     1997.............................................        $   56,703
     1998.............................................            72,786
     1999.............................................         1,323,382
     2000.............................................           148,484
     2001.............................................            23,383
     Thereafter.......................................           988,699
                                                              ----------
       Total Debt.....................................        $2,613,437
                                                              ==========

  The Company's various loans secured by real estate are collateralized by properties with a net book value of $186.8 million at year-end 1996.

AMERICAN STORES COMPANY

  A summary of debt is as follows:

                                                  1996       1995       1994
                                               ---------- ---------- ----------
                                                  (IN THOUSANDS OF DOLLARS)
Public Debt (unsecured):
  8.0% Debentures due 2026.................... $  350,000
  7.4% Notes due 2005.........................    200,000 $  200,000
  Medium Term Notes--fixed interest rates due
   1997 through 2003--average interest rate
   7.9%.......................................    250,000    250,000 $  250,000
  9 1/8% Notes due 2002.......................    249,191    249,075    248,966
  7 1/4% Convertible Subordinated Notes due
   2001.......................................                          174,997
Bank Borrowings (unsecured):
  Revolving credit facility--variable interest
   rates, effectively due 1999--average
   interest rates 5.7% in 1996, 6.2% in 1995
   and 4.8% in 1994...........................    957,000    865,000    645,000
  Lines of credit and commercial paper--
   variable interest rates, effectively due
   1999--average interest rates 5.6% in 1996,
   6.4% in 1995 and 4.7% in 1994..............    183,000     69,000    210,000
  Other borrowings--due 2000--average interest
   rates 6.6% in 1996, 6.5% in 1995 and 8.8%
   in 1994....................................     75,000    125,000    175,000
Other Unsecured Debt:
  9.8% due in 1999............................    160,000    210,000    210,000
  10.6% due in 2004...........................    108,893    108,893    108,893
  Other--due through 2001.....................      2,988      3,625      4,211
Debt Secured by Real Estate:
  Fixed interest rates--due through 2014--
   average interest rate 13.3% in 1996, 13.3%
   in 1995 and 13.4% in 1994..................     77,365     83,456     93,662
                                               ---------- ---------- ----------
  Outstanding debt............................  2,613,437  2,164,049  2,120,729
Less current maturities.......................     56,703    125,413    132,019
                                               ---------- ---------- ----------
Long-term debt................................ $2,556,734 $2,038,636 $1,988,710
                                               ========== ========== ==========

  During 1996, the Company entered into an interest rate swap agreement with a notional amount of $200 million, for the purpose of hedging the interest rate on a portion of the debt the Company anticipates issuing in 1997 under the shelf registration statement. The 10-year swap calls for the payment of a fixed interest rate of 6.7% (comprised of a 10-year treasury rate of 6.3% plus the swap rate) and the receipt of a variable interest rate. Net interest paid or received related to such agreement at the time of the debt issuance will be recorded using the accrual method and will be amortized in interest expense over the life of the financing. As of year-end 1996, the estimated fair value of the swap agreement based on market quotes was $2.8 million.

  The Company also uses derivative financial instruments to manage interest and currency risks on the 9.8% unsecured debt due in 1999, and accounts for it as a hedge. The borrowing totaled 22 billion yen at a yen interest rate of 6.0%. At the time the loan originated, the Company entered into an interest rate and currency exchange swap agreement (swap) that matches the interest and principal payments of the yen loan. Under the swap agreement, the Company makes fixed rate interest payments of 9.8% and principal payments totaling $160 million and receives payments equal to the underlying yen loan obligation. The proceeds, in yen, from this swap are used to satisfy the yen-based interest and will be

AMERICAN STORES COMPANY
used to satisfy the principal payment. As of year-end 1996, the estimated fair value of the remaining swap agreement based on market quotes was approximately $28 million and equaled the loss on the yen loans due to currency and interest rate movements, resulting in an aggregate fair value of zero.

  The Company is exposed to credit losses in the event of nonperformance by the counterparties to its swap agreements. Such counterparties are highly-rated financial institutions and the Company anticipates they will be able to satisfy their obligations under the contracts.

  The carrying amounts of the Company's bank borrowings with variable interest rates approximate fair value. The fair value of the Company's borrowings with fixed interest rates is estimated using discounted cash flow analyses, based on current market rates where available, or on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of outstanding debt as of year-end 1996 was $2.7 billion compared to the carrying value of $2.6 billion.

LEASES

  The Company leases retail stores, offices, warehouses and distribution facilities. Initial lease terms average approximately 20 years, plus renewal options, and may provide for contingent rent based on sales volume in excess of specified levels.

  The summary below shows the aggregate future minimum rent commitments at year-end 1996 for both capital and operating leases. Operating leases are shown net of an aggregate $76.5 million of minimum rent income receivable under non-cancellable subleases. Operating leases also exclude the amortization of acquisition-related fair value adjustments.

                                                       OPERATING     CAPITAL
                                                        LEASES       LEASES
                                                     ------------- -----------
                                                     (IN THOUSANDS OF DOLLARS)
1997................................................ $     172,144 $    15,008
1998................................................       154,317      13,655
1999................................................       144,341      12,016
2000................................................       131,477       9,775
2001................................................       118,327       8,316
Thereafter..........................................       944,774      51,030
                                                     ------------- -----------
  Total minimum rent commitments.................... $   1,665,380     109,800
                                                     =============
Less executory costs (such as taxes, insurance and
 maintenance) included in capital leases............                     1,008
                                                                   -----------
Net minimum lease payments..........................                   108,792
Less amount representing interest...................                    43,082
                                                                   -----------
Obligations under capital leases, including $9.3
 million due within one year........................               $    65,710
                                                                   ===========

  Rent expense, excluding the amortization of acquisition-related fair value adjustments of $14.2 million in 1996, $14.3 million in 1995 and $14.5 million in 1994, was as follows:

                                  MINIMUM  SUBLEASE          CONTINGENT  TOTAL
                                    RENT     RENT     NET       RENT      RENT
                                  -------- -------- -------- ---------- --------
                                            (IN THOUSANDS OF DOLLARS)
     1996........................ $189,105 $15,663  $173,442  $24,305   $197,747
     1995........................ $180,933 $14,782  $166,151  $26,003   $192,154
     1994........................ $184,116 $ 9,064  $175,052  $26,508   $201,560

AMERICAN STORES COMPANY

INCOME TAXES

  Federal and state income taxes charged to earnings are summarized below:

                                                    52 WEEKS  53 WEEKS 52 WEEKS
                                                      1996      1995     1994
                                                    --------  -------- --------
                                                    (IN THOUSANDS OF DOLLARS)
   Current:
     Federal....................................... $206,313  $124,317 $229,052
     State.........................................   25,731    15,979   34,906
   Deferred:
     Federal.......................................  (12,948)   81,859   (2,469)
     State.........................................   (1,765)   11,952     (410)
                                                    --------  -------- --------
   Federal and state income taxes.................. $217,331  $234,107 $261,079
                                                    ========  ======== ========

  Cash payments of income taxes were $226.8 million, $169.2 million and $354.6 million in 1996, 1995 and 1994, respectively.

  The Company's effective income tax rate differs from the statutory federal income tax rate as follows:

                                                     52 WEEKS 53 WEEKS 52 WEEKS
                                                       1996     1995     1994
                                                     -------- -------- --------
                                                        (PERCENT OF EARNINGS
                                                        BEFORE INCOME TAXES)
   Statutory federal income tax rate...............    35.0%    35.0%    35.0%
   State income tax rate, net of federal income tax
    effect.........................................     4.8      5.1      5.7
   Goodwill amortization...........................     4.2      3.8      3.6
   Tax credits.....................................    (0.1)    (0.4)    (0.6)
   Other...........................................    (0.8)    (1.0)    (0.6)
                                                       ----     ----     ----
     Effective income tax rate.....................    43.1%    42.5%    43.1%
                                                       ====     ====     ====

  Deferred tax benefits and liabilities as of year-end 1996 related to the following temporary differences:

                                                BENEFITS LIABILITIES   TOTAL
                                                -------- ----------- ---------
                                                  (IN THOUSANDS OF DOLLARS)
   Basis in fixed assets....................... $ 33,678  $(259,105) $(225,427)
   Self-insurance reserves.....................  191,391               191,391
   Purchase accounting valuation...............   48,546   (327,530)  (278,984)
   Compensation and benefits...................   45,609    (62,121)   (16,512)
   Other, net..................................   91,415    (92,630)    (1,215)
                                                --------  ---------  ---------
     Deferred tax benefits and liabilities..... $410,639  $(741,386) $(330,747)
                                                ========  =========  =========

  No valuation allowances have been considered necessary in the calculation of deferred tax benefits.

AMERICAN STORES COMPANY

STOCK COMPENSATION PLANS

  The Company has two stock-based compensation plans, which are described below.

 Fixed Stock Option Plans

  The Company's 1989 Stock Option and Stock Awards Plan (1989 Plan) provides for the grant of options to purchase shares of common stock and the issuance of restricted stock awards for an aggregate of up to 4.8 million shares of common stock, subject to certain antidilution adjustments. At year-end 1996, there were 1.8 million shares reserved for future grants under the 1989 Plan.

  A summary of the Company's stock option activity and related information for 1996, 1995 and 1994 follows:

                                1996              1995              1994
                          ----------------- ----------------- -----------------
                                  WEIGHTED-         WEIGHTED-         WEIGHTED-
                                   AVERAGE           AVERAGE           AVERAGE
                                  EXERCISE          EXERCISE          EXERCISE
                          OPTIONS   PRICE   OPTIONS   PRICE   OPTIONS   PRICE
                          ------- --------- ------- --------- ------- ---------
                                         (OPTIONS IN THOUSANDS)
Outstanding at beginning
 of year................   1,920   $22.73    1,360   $11.24    2,183   $11.20
Granted.................   1,356   $35.81    1,548   $24.40
Exercised...............    (135)  $17.40     (826)  $ 7.28     (610)  $12.14
Forfeited/Expired.......    (126)  $25.99     (162)  $21.01     (213)  $ 8.26
                           -----             -----             -----
Outstanding at end of
 year...................   3,015   $28.71    1,920   $22.73    1,360   $11.24
                           =====             =====             =====
Exercisable at end of
 year...................     212               237               457
Reserved for future
 grants.................   1,798             3,117             4,503

  At year-end 1996, there were stock options for 2.4 million shares outstanding under the 1989 Plan, which expire in 2004 and 0.6 million options outstanding under an expired plan, which expire through 2002. Exercise prices for outstanding options as of year-end 1996 ranged from $13.69 to $35.81 and the weighted-average remaining contractual life of those options is 5.9 years. Compensation expense related to other options decreased pre-tax earnings by $3.4 million in 1995 and $2.9 million in 1994.

 Employee Stock Purchase Plan

  The Company's Employee Stock Purchase Plan (ESPP), which began January 1, 1996 enables eligible employees of the Company to subscribe for shares of common stock on quarterly offering dates at a purchase price which is the lesser of 85% of the fair market value of the shares on the first day or the last day of the quarterly offering period. For financial reporting purposes, the discount of 15% is treated as equivalent to the cost of issuing stock. During 1996, employees contributed $13.6 million into the ESPP program and 0.5 million shares were issued. There were no shares issued in 1995. At year-end 1996, 6.5 million shares were available for future issuances.

 Fair Value Disclosures

  The Company's pro forma compensation expense under the fair value method, utilizing the Black- Scholes option valuation model, for fixed stock options granted in 1996 and 1995 and for the ESPP in 1996, after income taxes, was $4.8 million for 1996 and $.8 million for 1995. Pro forma net income would have been $282.4 million in 1996 and $316.0 million in 1995. Earnings per share would have

AMERICAN STORES COMPANY
been $1.94 per share for 1996 and $2.15 per share for 1995 for primary earnings per share and $1.93 per share for 1996 and $2.15 per share for 1995 for fully diluted earnings per share.

  The fair value for these options was estimated at the date of grant assuming an expected volatility of 21% and a dividend yield of 1.9%. Other assumptions for 1996 and 1995 are as follows:

                                                           1996  1996 ESPP 1995
                                                           ----  --------- ----
   Average risk-free interest rate........................ 6.1%     5.1%   6.8%
   Average life of options (years)........................ 4.0     0.25    5.0
   Average vesting date (years)........................... 3.0      2.0    5.0

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of fair value of its employee stock options.

  Because the fair value method of accounting for stock-based compensation has not been applied to options granted prior to January 1, 1995, the preceding pro forma compensation cost may not be representative of that to be expected in future years.

STOCK PURCHASE INCENTIVE PLANS

  In 1992, the Company's shareholders approved both the American Stores Company Key Executive Stock Purchase Incentive Plan and the American Stores Company Board of Directors Stock Purchase Incentive Plan (Plans). The Plans are intended to promote the long-term growth and financial success of the Company, and to strengthen the link between management and shareholders. The Board of Directors Plan was terminated on March 21, 1995, however the termination does not affect the terms of any awards outstanding on the date of termination.

  Since the Plan's inception, the Company has awarded to certain directors and key executive officers the right to purchase a specified number of shares of the Company's stock and extended to such directors and officers full recourse interest bearing purchase loans to acquire the stock. The stock purchased by the directors and officers with the purchase loans was issued from treasury shares. The purchase loans have an eight-year term and accrue interest at rates ranging from 5.3% to 7.8%. The acquisition price of the stock was the average of the high and low value on the day acquired, as reported on the New York Stock Exchange. Shares held by the executives and directors pursuant to the Plans were 1.8 million for 1996, 2.1 million for 1995 and 1994, with corresponding loan balances of $40.7 million, $42.6 million and $40.3 million, respectively. The aggregate principal of these notes outstanding is recorded as a reduction of additional paid-in capital in the balance sheet.

  Participants purchasing stock under the Plans are eligible for a deferred cash incentive award, which is generally payable at the end of a five-year performance cycle. One-half of the deferred award will be based on the continuation of service with the Company (Service Component), and the other half

AMERICAN STORES COMPANY
will be based on the Company's relative stock price performance versus a selected group of companies in the retail food and drug industry (Performance Component). The maximum combined Performance Component and Service Component payable to participants will not exceed the original principal amount of the purchase loan plus accrued but unpaid interest. The estimated deferred cash incentive award is recorded as compensation expense on the income statement and amounts earned to date are recognized as a credit to the note balances in additional paid-in capital in the balance sheet. See Subsequent Events note, following.

PREFERRED SHARE PURCHASE RIGHTS

  During March 1988, the Board of Directors of the Company declared a distribution of one Preferred Share Purchase Right (Right) for each outstanding share of the Company's common stock. The Rights were issued pursuant to a Rights Agreement between the Company and First Chicago Trust Company of New York as Rights Agent, which agreement has been amended from time to time.

  Each Right as amended entitles shareholders to purchase one four-hundredth of a share of a new series of preferred stock at an exercise price of $62.50. The Rights will be exercisable only if a person or group acquires 10% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 10% or more of the Company's common stock. The Rights will generally not apply to a 10% or greater position held by Mr. L. S. Skaggs, the Company's former Chairman, or certain other related parties unless such entities increase their aggregate beneficial ownership of the Company's common stock by more than 1% over the amount of their percentage holdings on June 21, 1996, other than increases resulting from an acquisition of common stock by the Company or the execution, delivery and performance of the Stock Purchase Agreement and Registration Rights Agreement dated February 20, 1997 entered into between the Company and Mr. Skaggs and certain family members and trusts. The Company will be entitled to redeem the Rights at one-quarter cent per Right any time before a 10% or greater position has been acquired. The authorized capital of the Company includes 10 million shares of preferred stock, par value $1.00, of which 0.4 million shares have been designated Series A Junior Participating Preferred Stock.

  If the Company is acquired in a merger or other business combination transaction, each Right will "flip over" and entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the Right's exercise price.

  In addition, if a person or group acquired 10% or more of the outstanding Company common stock, each Right will "flip in" and entitle all other holders to purchase, at the Right's then current exercise price, a number of shares of the Company's common stock having a market value of twice the Right's exercise price. Further, at any time after a person or group acquires 10% or more of the outstanding Company common stock but prior to the acquisition of 50% of such stock, the Board of Directors may, at its option, exchange part or all of the Rights (other than Rights held by the acquiring person or group) for shares of the Company's common stock at an exchange rate of one share of common stock for each Right.

  On February 22, 1995, the Board of Directors expressed its intent, subject to the exercise of its fiduciary duties, to allow the Rights Agreement pertaining to the Company's preferred share purchase rights, dated March 18, 1988, as amended, to expire in accordance with its terms on March 18, 1998, without renewal or extension.

AMERICAN STORES COMPANY

REPURCHASE OF COMMON STOCK

  In June 1996 the Company replaced its existing stock repurchase program with a new repurchase program which authorizes the repurchase of up to two million shares of common stock. During 1996 the Company repurchased 1.1 million shares of its common stock at an average price of $34.67 per share in accordance with the Company's stock repurchase programs. As of February 1, 1997, an additional
1.9 million shares remained authorized for repurchase. See Subsequent Events note, following.

POSTRETIREMENT HEALTH CARE BENEFITS

  The Company provides certain health care benefits to eligible retirees of certain defined employee groups under two unfunded plans, a defined dollar and a full coverage plan.

  The accumulated postretirement health care benefit obligation is as follows:

                                                    1996      1995      1994
                                                  --------  --------  --------
                                                  (IN THOUSANDS OF DOLLARS)
   Current retirees.............................  $ 38,107  $ 37,396  $ 35,787
   Current active employees.....................    14,776    14,275    13,521
   Unrecognized gain............................    12,969    14,390    16,819
                                                  --------  --------  --------
   Accumulated postretirement benefit obligation
    ("APBO")....................................  $ 65,852  $ 66,061  $ 66,127
                                                  ========  ========  ========
   Discount rate................................       7.5%      8.5%      8.5%


  The components of postretirement health care benefit expense are as follows:

                                                     52 WEEKS 53 WEEKS 52 WEEKS
                                                       1996     1995     1994
                                                     -------- -------- --------
                                                     (IN THOUSANDS OF DOLLARS)
   Service cost--benefits earned during the year....  $  671   $  768   $1,013
   Interest cost on APBO............................   3,896    4,006    3,730
   Adjustment of APBO...............................    (789)    (465)    (598)
                                                      ------   ------   ------
   Net postretirement health care benefit expense...  $3,778   $4,309   $4,145
                                                      ======   ======   ======

  The Company assumed no increase in the cost of the defined dollar benefit plan in any year presented. Changes in assumptions do not impact the defined dollar plan. The assumed health care cost trend rates used to measure the expected cost of benefits included a rate of increase of 9% for 1997 decreasing to 6% by the year 2000. Increasing the assumed health care cost trend rates for the full coverage plan by one percentage point in each year would have resulted in an increase of $2.4 million in the APBO and no material increase in annual health care expense.

RETIREMENT PLANS

  The Company sponsors and contributes to a defined contribution retirement plan, American Stores Retirement Estates (ASRE). This plan was authorized by the Board of Directors for the purpose of providing retirement benefits for associates of American Stores Company and its subsidiaries. The plan covers associates meeting age and service eligibility requirements, except those represented by a labor union, unless the collective bargaining agreement provides for participation. Contributions to ASRE are made at the discretion of the Board of Directors.

AMERICAN STORES COMPANY

  The Company also contributes to multi-employer defined benefit retirement plans in accordance with the provisions of the various labor contracts that govern the plans. The multi-employer plan contributions are generally based on the number of hours worked. Information about these plans as to vested and non-vested accumulated benefits and net assets available for benefits is not available.

  Retirement plans expense was as follows:

                                                     52 WEEKS 53 WEEKS 52 WEEKS
                                                       1996     1995     1994
                                                     -------- -------- --------
                                                     (IN THOUSANDS OF DOLLARS)
   Company sponsored plans.......................... $ 88,106 $ 81,704 $ 84,149
   Multi-employer plans.............................   95,822   86,723   67,391
                                                     -------- -------- --------
   Retirement plans expense......................... $183,928 $168,427 $151,540
                                                     ======== ======== ========

  During 1994, the Company entered into Employment Agreements (Agreements) with 17 of the Company's key executive officers. During 1995 the Company entered into an Agreement with an additional employee. The Agreements are for terms of either three or five years, may be renewed by the Company for subsequent three-year or five-year terms, contain usual and customary terms of employment agreements and provide the officers with a special long-range retirement plan. Under the retirement plan, the executives are entitled to receive an annual payment for a period of 20 years beginning at age 57 or upon termination of employment, whichever occurs later. The retirement benefit is calculated as a percentage of the executive's average target compensation objective during the last two years of his or her employment under the Agreement. The benefit ranges from 9% to 40% based on years of service with the Company. The retirement benefit will be forfeited if the executive enters into competition with the Company. At year-end 1996 17 of the Agreements remained in effect.

SPECIAL CHARGES

  The Company recorded special charges aggregating approximately $100.0 million, before taxes, or $.41 per share, during 1996 related primarily to its Delta initiatives. The Delta initiatives are designed to transform the Company from a holding company to a unified operating company.

  The components of the charge include: warehouse consolidation costs, administrative office consolidation costs, closed store costs, asset impairment costs and other miscellaneous charges. The cost of consolidating four general merchandise warehouses into one in southern California totaled $26.4 million and is primarily related to lease termination costs, a reserve for the anticipated loss on the sale of owned facilities (based on management's estimated fair market value) and adjusting inventories to a common inventory valuation method. The cost of consolidating administrative offices in Salt Lake City and Chicago totaled $26.3 million and relates to asset write-offs, lease termination costs and severance costs. Closed store costs included mainly lease termination costs and fixed asset write-offs totaling $12.9 million. Asset impairment charges totaling $26.4 million consist of replacements of outdated computer systems and impairment of groups of stores and other assets that do not fit the long-term strategic plan of the Company. In addition, other reserves totaling $8.0 million were recorded. The special charges are included in cost of merchandise sold ($10.0 million), operating expenses ($15.5 million) and other non-operating expense ($74.5 million). As of year-end 1996, the Company charged $17.6 million against the reserve, of which $12.3 million related to asset impairment. Disposal of impaired assets is expected to be complete in fiscal 1998.

AMERICAN STORES COMPANY

  Severance costs included above resulted from the Company's commitment to restructure and consolidate operations. During the fourth quarter 1996, consolidation of human resources, payroll, Drug Store administration and general merchandise buying functions were announced and the related costs were measurable and recognized. The Company recorded a charge to operating and administrative expense of $15.5 million, related to termination benefits to be paid to an estimated 445 employees. There were no payments made nor employees terminated during the year. The consolidation is expected to be complete in fiscal 1998.

CONTINGENCIES

  The Company has identified environmental contamination sites related primarily to underground petroleum storage tanks at various store, warehouse, office and manufacturing facilities (related to current operations as well as previously disposed of businesses). At most such locations, remediation is either underway or completed. Undiscounted reserves have been established for each environmental contamination site unless an unfavorable outcome is remote. Although the ultimate outcome and expense of environmental remediation is uncertain, the Company believes that required remediation and continuing compliance with environmental laws in excess of current reserves will not have a material adverse effect on the financial condition or results of operations of the Company. Charges against earnings for environmental remediation were not material in 1996, 1995 or 1994.

LEGAL PROCEEDINGS

  The Company is involved in various claims, administrative proceedings and other legal proceedings which arise from time to time in connection with the conduct of the Company's business. In the opinion of management, such proceedings will not have a material adverse effect on the Company's financial condition or results of operations.

SUBSEQUENT EVENTS

  On February 20, 1997, the Company and the family of L. S. Skaggs entered into an agreement for the repurchase by the Company of 12.2 million shares of its common stock from the Skaggs family and certain family and charitable trusts for $45 per share, the closing price on the date of the agreement (the Repurchase). Pursuant to the agreement, the Company filed, at its cost, a registration statement on March 4, 1997 to enable such shareholders to sell
15.4 million additional shares in a secondary offering. In addition, the Company has granted the Underwriters an option to purchase an additional 2.3 million shares to cover over-allotments (these are primary shares to be issued by the Company).

  The closing of the Repurchase is expected to occur simultaneously with the closing of the secondary offering. If the price to the public in the secondary offering is less than $45 per share, the selling shareholders have the right to terminate the secondary offering and, if they also elect, the Repurchase. Either the Company or the selling shareholders may terminate the transactions if they are not consummated within 60 days following the date the Company files a registration statement for the secondary offering.

  The selling shareholders have agreed to enter into a 10-year standstill agreement restricting purchases and sales of the Company's shares, proxy fights and other actions. In the event that neither the Repurchase nor the secondary offering is consummated, the standstill period would be reduced to 30 months. The Company has granted the selling shareholders certain registration rights during the standstill period.

AMERICAN STORES COMPANY

  On March 28, 1997, the Company increased the capacity of its existing revolving credit facility from $1 billion to $2 billion, which includes a $1.5 billion five-year revolving credit facility and a $500 million 364-day revolving credit facility (the Amended Credit Facilities). The Company intends to finance the $550 million Repurchase initially through the Amended Credit Facilities. Subject to market conditions, the Company intends to refinance the indebtedness incurred in connection with the Repurchase through public equity and/or debt issuances over the next six to 12 months.

  In anticipation of the expiration of the 1992 Key Executive Stock Purchase Incentive Plan, the Board of Directors recently approved a new stock-based management incentive program. The new program will continue to link executive incentive compensation to shareholder return. The program involves the grant of market-priced stock options that would ordinarily begin to vest on the fifth anniversary of the grant date but which will vest on an accelerated basis, in part, if stock ownership requirements are satisfied and, in part, if the Company achieves annual performance goals. A total of approximately 1.8 million options were granted to 16 senior officers under the 1989 Stock Option and Stock Award Plan in connection with the new incentive program on February 24, 1997, and a total of approximately 1.3 million options were granted to an additional 30 senior officers under a new plan on March 27, 1997, in each case, with an exercise price of $45 per share.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Selling Stockholders have severally agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., J.P. Morgan Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and Smith Barney Inc. are acting as representatives, has severally agreed to purchase from the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                      NUMBER OF
                                                                      SHARES OF
                                                                        COMMON
                               UNDERWRITER                              STOCK
                               -----------                            ----------
     Goldman, Sachs & Co.............................................  2,874,899
     J.P. Morgan Securities Inc......................................  2,874,899
     Donaldson, Lufkin & Jenrette Securities Corporation.............  1,436,444
     Morgan Stanley & Co. Incorporated...............................  1,436,444
     Smith Barney Inc................................................  1,436,444
     ABN AMRO Chicago Corporation....................................    283,400
     BancAmerica Securities, Inc. ...................................    283,400
     Chase Securities Inc. ..........................................    283,400
     Credit Suisse First Boston Corporation..........................    283,400
     Lehman Brothers Inc. ...........................................    283,400
     Merrill Lynch, Pierce, Fenner & Smith Incorporated .............    283,400
     Salomon Brothers Inc............................................    283,400
     Tucker Anthony Incorporated.....................................    283,400
                                                                      ----------
             Total................................................... 12,326,330
                                                                      ==========

  Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $.90 per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the U.S. Underwriters.

  The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the International Offering (the "International Underwriters") providing for the concurrent offer and sale of 3,081,580 shares of Common Stock in an international offering outside of the United States. The initial public offering price and aggregate underwriting discount per share for the Offerings are identical. The closing of the International Offering is a condition to the closing of the U.S. Offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, J.P. Morgan Securities Ltd., Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. International Limited and Smith Barney Inc.

  Pursuant to an agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two Offerings, each of the U.S. Underwriters named herein has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver shares of Common Stock, directly or indirectly, only in the United States of America (including the 50 States and the District of

Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the shares offered as part of the International Offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

  The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 1,848,949 additional shares of Common Stock, solely to cover over-allotments, if any. If the U.S. Underwriters exercise such over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 12,326,330 shares offered hereby. The Company has granted the International Underwriters a similar option to purchase up to an aggregate of 462,237 additional shares of Common Stock.

  The Selling Stockholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock, securities substantially similar to the Common Stock, or securities exchangeable for or convertible into shares of Common Stock, or any substantially similar security for a period of 90 days after the date of this Prospectus without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings. The Company has agreed, with certain limited exceptions, not to offer, sell or otherwise dispose of any shares of Common Stock, securities substantially similar to the Common Stock, or securities exchangeable for or convertible into shares of Common Stock or any substantially similar security (other than pursuant to employee stock option or purchase plans or director incentive plans, or upon the conversion or exchange of convertible or exchangeable securities outstanding on the date of this Prospectus) for a period of 90 days after the date of this Prospectus without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the concurrent U.S. and international offerings.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

  During and after the Offerings, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offerings for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the New York Stock Exchange, the Chicago Stock Exchange, the Pacific Stock Exchange or the Philadelphia Stock Exchange, in the over-the-counter market or otherwise, and these activities, if commenced, may be discontinued at any time.

  Certain of the U.S. Underwriters and International Underwriters have provided from time to time, and expect to provide in the future, investment banking services to the Company and its affiliates (including certain of the Selling Stockholders) for which such U.S. Underwriters and International Underwriters have received and will receive customary fees and commissions. The amount of outstanding debt borrowed directly under the Credit Facility, at a weighted average interest rate of 5.6%, was $957 million at February 1, 1997, of which $123 million was owed to Morgan Guaranty Trust Company of New York, the agent bank under the Credit Facility and the Amended Credit Facilities. The Company will incur additional indebtedness under the Amended Credit Facilities in connection with the Repurchase. The Amended Credit Facilities include a $1.5 billion five-year revolving credit facility and a $500 million 364-day revolving credit facility. In addition, the Company had $100 million outstanding at February 1, 1997 under a 364-day credit line with Morgan Guaranty Trust Company of New York, at an interest rate of 5.7%. Morgan Guaranty Trust Company of New York, a wholly-owned subsidiary of J.P. Morgan & Co. Incorporated, is an affiliate of each of J.P. Morgan Securities Inc., a manager of the U.S. Offering, and J.P. Morgan Securities Ltd., a manager of the International Offering.

            [pictures of exteriors and interiors of certain stores]

-------------------------------------------------------------------------------
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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   3
Incorporation of Certain Documents by Reference..........................   4
The Company..............................................................   5
Recent Developments......................................................   6
Price Range of Common Stock and Dividend Policy..........................  10
Use of Proceeds..........................................................  10
Capitalization...........................................................  11
Selected Consolidated Financial Data.....................................  12
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  14
Business.................................................................  19
Description of Capital Stock.............................................  25
Selling Stockholders.....................................................  28
Legal Matters............................................................  31
Experts..................................................................  31
Index to Consolidated Financial Statements............................... F-1
Underwriting............................................................. U-1

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                               15,407,910 SHARES

                            AMERICAN STORES COMPANY

                                 COMMON STOCK
                          (PAR VALUE $1.00 PER SHARE)

                                --------------

                                    [LOGO]

                                --------------

                             GOLDMAN, SACHS & CO.

                               J.P. MORGAN & CO.

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             MORGAN STANLEY & CO.
                                 INCORPORATED

                               SMITH BARNEY INC.

                      REPRESENTATIVES OF THE UNDERWRITERS

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